Filed Pursuant to Rule 424(b)(5)
Registration No. 333-266454
PROSPECTUS SUPPLEMENT
(To Prospectus dated August 2, 2022)

Portland General Electric Company
10,100,000 Shares of
Common Stock
The forward sellers referred to below are offering 10,100,000 shares of our common stock, no par value. We expect to enter into forward sale agreements with an affiliate of Barclays Capital Inc. and an affiliate of J.P. Morgan Securities LLC, which affiliates we refer to in such capacity as the “forward purchasers,” with respect to 10,100,000 shares of our common stock. In connection with these forward sale agreements, the forward purchasers or their respective affiliates, whom we refer to in such capacity as the “forward sellers,” at our request, are borrowing from third parties and selling to the underwriters an aggregate of 10,100,000 shares of our common stock. If the forward purchasers determine in good faith, after using commercially reasonable efforts, that the forward sellers are unable to borrow and deliver for sale to the underwriters on the anticipated closing date such number of shares of our common stock or that the forward sellers are unable to borrow, at a stock loan rate not greater than a specified rate, and deliver for sale to the underwriters on the anticipated closing date such number of shares of our common stock, or if the forward sellers elect not to borrow shares of our common stock and sell such shares to the underwriters because certain conditions in the underwriting agreement for this offering are not satisfied, then we will issue and sell to the underwriters a number of shares equal to the number of shares that the forward sellers do not borrow and sell to the underwriters, and under such circumstances the number of shares of our common stock underlying the relevant forward sale agreement will be decreased by the number of shares of our common stock that we issue and sell to the underwriters.
We will not initially receive any proceeds from the sale of our common stock sold by the forward sellers to the underwriters, except in certain circumstances described in this prospectus supplement. We expect to fully physically settle the forward sale agreements and receive proceeds, subject to certain adjustments, from the sale of those shares of common stock in one or more settlements on or prior to October 25, 2024 which is the scheduled final settlement date under the forward sale agreements. If we elect to cash settle all or a portion of the forward sale agreements, we may not receive any proceeds from such election, and we may owe cash to the forward purchasers. If we elect to net share settle all or a portion of the forward sale agreements, we will not receive any cash proceeds from such election, and we may owe shares of our common stock to the forward purchasers. See “Underwriting (Conflicts of Interest) – Forward Sale Agreements.”
As described under “Use of Proceeds,” we intend to allocate an amount equivalent to the net proceeds from this offering to finance, in whole or in part, one or more Eligible Investments (as defined herein). See “Summary Information” and “Use of Proceeds.”
Our common stock is listed on the New York Stock Exchange under the symbol “POR.” On October 24, 2022, the last reported sale price of our common stock on the New York Stock Exchange was $43.75 per share.
Investing in the shares involves risks. See the “Risk Factors” section on page S-15 of this prospectus supplement.
	Per Share	Total
Public Offering Price	$43.00	$434,300,000
Underwriting Discount	$1.23625	$12,486,125
Proceeds to Portland General Electric Company(1)	$41.76375	$421,813,875
(1)
We expect to receive net proceeds from the sale of our common stock of approximately $ million upon full physical settlement of the forward sale agreements (assuming no exercise by the underwriters of their option to purchase additional shares), which we expect will occur in one or more settlements on or prior to October 25, 2024. For the purpose of calculating the net proceeds to us, we have assumed the forward sale agreements will be fully physically settled at the initial forward sale price of $41.76375 per share, which is equal to the public offering price per share less the underwriting discount shown above. The forward sale price is subject to adjustment pursuant to the forward sale agreements, and the actual proceeds, if any, will be calculated as described in this prospectus supplement. If the overnight bank funding rate decreases substantially prior to the settlement of the forward sale agreements, we may receive less than the initial forward sale price per share upon full physical settlement of the forward sale agreements. Although we expect to settle the forward sale agreements entirely by the full physical delivery of shares of our common stock in exchange for cash proceeds, we may elect cash settlement or net share settlement for all or a portion of our obligations under the forward sale agreements, in which case we may receive no cash proceeds or substantially less cash proceeds than is reflected in the above table upon settlement, or we may be required to deliver cash or shares of our common stock to the forward purchasers. See “Underwriting (Conflicts of Interest) – Forward Sale Agreements” for additional information.

The underwriters have been granted the option, exercisable in whole or from time to time in part, to purchase up to an additional 1,515,000 shares of our common stock, at the public offering price per share shown above, less the underwriting discount and subject to possible adjustment as described under “Underwriting (Conflicts of Interest),” exercisable for 30 days after the date of this prospectus supplement. Upon any exercise of such option, we expect to enter into additional forward sale agreements with each of the forward purchasers in respect of the number of shares sold to the underwriters by the applicable forward purchaser or its affiliate in connection with the exercise of such option. Unless the context requires otherwise, the term “forward sale agreement” as used in this prospectus supplement includes any additional forward sale agreement that we enter into in connection with the exercise by the underwriters of their option to purchase additional shares. In such event, if the forward purchasers determine in good faith, after using commercially reasonable efforts, that the forward sellers are unable to borrow and deliver for sale to the underwriters on the anticipated closing date for the exercise of such option the number of shares of our common stock in respect of which such option has been exercised or that the forward sellers are unable to borrow, at a stock loan rate not greater than a specified rate, and deliver for sale to the underwriters on the anticipated closing date for the exercise of such option the number of shares of our common stock in respect of which such option has been exercised, or if the forward sellers elect, in connection with the exercise of such option, not to borrow shares of our common stock and sell such shares to the underwriters because certain conditions in the underwriting agreement for this offering are not satisfied, we will issue and sell directly to the underwriters the number of shares of our common stock not delivered and sold by such forward purchaser or its affiliate to the underwriters, and under such circumstances the number of shares of our common stock underlying the relevant additional forward sale agreement will be decreased by the number of shares of our common stock that we issue and sell to the underwriters. Upon any exercise of such option, if we do not enter into additional forward sale agreements with the forward purchasers, we will issue and sell to the underwriters the number of shares of our common stock in respect of which such option has been exercised.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares of common stock to purchasers on or about, October 28, 2022.
Book-Running Managers
Barclays	J.P. Morgan
BofA Securities	Wells Fargo Securities
Co-Managers
Guggenheim Securities	Siebert Williams Shank
October 25, 2022

PROSPECTUS SUPPLEMENT
PROSPECTUS
S-i

ABOUT THIS PROSPECTUS SUPPLEMENT
This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the offering of our common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which does not apply to our common stock. If the description of our common stock or the offering of our common stock varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.
We have not, and the underwriters have not, authorized anyone to provide you with different information other than the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus issued by us. If anyone provides you with different or inconsistent information, we cannot assure you as to its accuracy. We are offering to sell our common stock and seeking offers to buy our common stock only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this prospectus supplement, the accompanying prospectus and any such free writing prospectus is accurate only as of their respective dates and the information contained in documents incorporated by reference is accurate only as of the respective dates of those documents, in each case regardless of the time of delivery of this prospectus supplement or the accompanying prospectus or any such free writing prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since those dates.
The distribution of this prospectus supplement, the accompanying prospectus and any related free writing prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) and the offering of our common stock in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement, the accompanying prospectus and any such free writing prospectus come should inform themselves about and observe any such restrictions. This prospectus supplement, the accompanying prospectus and any such free writing prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. See “Underwriting (Conflicts of Interest).”

CERTAIN DEFINITIONS; BASIS OF PRESENTATION
In this prospectus supplement, unless otherwise expressly stated or the context requires otherwise:
•	“IRP” means the Integrated Resource Plan process;
•	“MW” means megawatts;
•	“MWa” means average megawatts;
•	“OPUC” means the Public Utility Commission of Oregon
•	“PGE,” “the Company,” “we,” “us,” “our” and similar references refer to Portland General Electric Company and its subsidiaries;
•	“RFP” means requests for proposals;
•
“this offering” means the offering and sale of shares of our common stock in this offering, including shares offered and sold by the forward sellers, any shares that, under specified limited circumstances described herein, we may be required to offer and sell in this offering in lieu of shares that would otherwise have been offered and sold by the forward sellers and any shares of common stock that the underwriters may elect to purchase directly from us to cover. Unless otherwise expressly stated or the context otherwise requires, references herein to the “proceeds” we receive from this offering and similar references mean the proceeds, if any, that we receive upon settlement of the forward sale agreements we plan to enter into in connection with this offering, the issuance and sale of any shares that, under specified limited circumstances, we may be required to offer and sell in such offering in lieu of shares that would otherwise have been offered and sold by the forward sellers and the issuance and sale of any additional shares of our common stock that the underwriters may elect to purchase directly from us;

•
“forward purchasers” means, unless otherwise expressly stated or the context otherwise requires, an affiliate of Barclays Capital Inc. and an affiliate of J.P. Morgan Securities LLC, which will be parties to the respective forward sale agreements we plan to enter into in connection with this offering;

•	“forward sale agreements” means, unless otherwise expressly stated or the context otherwise requires, the forward sales agreements we plan to enter into in connection with this offering;
•
“forward sellers” means the forward purchasers or their respective affiliates, as applicable, who are borrowing from third parties and selling to the underwriters of this offering an aggregate of 10,100,000 shares of our common stock, in their capacity as such borrowers and sellers;

Unless otherwise specified or the context requires otherwise, information in this prospectus supplement assumes that (1) we do not sell any shares of common stock to the underwriters in lieu of shares that would otherwise have been sold by the forward seller, (2) the option to the underwriters has been granted in this offering to purchase additional shares of our common stock is not exercised, and (3) we effect full physical settlement of the forward sale agreements that we enter into in connection with this offering.
Purchasers of our common stock in this offering should not place undue reliance on the as adjusted information or the assumed full physical settlement of the forward sale agreements we plan to enter into in connection with this offering, included in this prospectus supplement and the accompanying prospectus. Among other things, the actual amount of proceeds we receive, if any, from the sale of shares of our common stock pursuant to the forward sale agreements we plan to enter into in connection with this offering may differ, perhaps substantially, from the amounts reflected in this prospectus supplement. All references to currency amounts included in this prospectus supplement are in U.S. dollars unless specifically noted otherwise.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus supplement, the accompanying prospectus and the documents they incorporate by reference contain, and any related free writing prospectus issued by us may contain, statements that are not historical facts and constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that relate to expectations, beliefs, plans, assumptions, and objectives concerning future results of operations, business prospects, loads, outcome of litigation and regulatory proceedings, capital expenditures, market conditions, the performance of our Eligible Investments with respect to various measures of sustainability, future events or performance, and other matters. Words or phrases such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “will likely result,” “will continue,” “should,” or similar expressions are intended to identify forward-looking statements.
Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, including those risks discussed in this prospectus supplement, the accompanying prospectus and the documents they incorporate by reference, that could cause actual results or outcomes to differ materially from those expressed. Expectations, beliefs and projections of PGE are expressed in good faith and are believed by the Company to have a reasonable basis including, but not limited to, management’s examination of historical operating trends and data contained either in internal records or available from third parties, but there can be no assurance that PGE’s expectations, beliefs or projections will be achieved or accomplished.
In addition to any assumptions and other factors and matters referred to specifically in connection with forward-looking statements, factors that could cause actual results or outcomes for PGE to differ materially from those discussed in such forward-looking statements include:
•
governmental policies, legislative action, and regulatory audits, investigations, and actions, including those of the Federal Energy Regulatory Commission, the Public Utility Commission of Oregon, the Securities Exchange Commission (“SEC”), and the Division of Enforcement of the Commodity Futures Trading Commission with respect to allowed rates of return, financings, electricity pricing and price structures, acquisition and disposal of facilities and other assets, construction and operation of plant facilities, transmission of electricity, recovery of power costs, operating expenses, deferrals, timely recovery of costs, and capital investments, energy trading activities, and current or prospective wholesale and retail competition;

•
economic conditions that result in decreased demand for electricity, reduced revenue from sales of excess energy during periods of low wholesale market prices, impaired financial stability of vendors and service providers, and elevated levels of uncollectible customer accounts;

•	inflation and interest rates;
•
changing customer expectations and choices that may reduce customer demand for its services may impact PGE’s ability to make and recover its investments through rates and earn its authorized return on equity, including the impact of growing distributed and renewable generation resources, changing customer demand for enhanced electric services, and an increasing risk that customers procure electricity from registered Electricity Service Suppliers or community choice aggregators;

•
the timing or outcome of legal and regulatory proceedings and issues including, but not limited to, the matters described under the heading of Regulatory Matters in the Overview section in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2022;

•
natural or human-caused disasters and other risks, including, but not limited to, earthquake, flood, ice, drought, extreme heat, lightning, wind, fire, accidents, equipment failure, acts of terrorism, computer system outages and other events that disrupt PGE operations, damage PGE facilities and systems, cause the release of harmful materials, cause fires, and subject the Company to liability;

•
unseasonable or extreme weather and other natural phenomena, such as the greater size and prevalence of wildfires in Oregon in recent years, which could affect public safety, customers’ demand for power and PGE’s ability and cost to procure adequate power and fuel supplies to serve its customers, PGE’s ability to access the wholesale energy market, PGE’s ability to operate its generating facilities and transmission and distribution systems, the Company’s costs to maintain, repair, and replace such facilities and systems, and recovery of costs;

•
PGE’s ability to effectively implement a public safety power shutoff and de-energize its system in the event of heightened wildfire risk, which could cause damage to the Company’s own facilities or lead to potential liability if energized systems are involved in wildfires that cause harm;

•
operational factors affecting PGE’s power generating facilities and battery storage facilities, including forced outages, unscheduled delays, hydro and wind conditions, and disruption of fuel supply, any of which may cause the Company to incur repair costs or purchase replacement power at increased costs;

•
default or nonperformance on the part of any parties from whom PGE purchases capacity or energy, which may cause the Company to incur costs to purchase replacement power and related renewable attributes at increased costs;

•
complications arising from PGE’s jointly-owned plant, including changes in ownership, adverse regulatory outcomes or legislative actions, or operational failures that result in legal or environmental liabilities or unanticipated costs related to replacement power or repair costs;

•
delays in the supply chain and increased supply costs, failure to complete capital projects on schedule or within budget, failure of counterparties to perform under agreements, or the abandonment of capital projects, any of which could result in the Company’s inability to recover project costs, or impact PGE’s competitive position, market share, or results of operations in a material way;

•
volatility in wholesale power and natural gas prices, including but not limited to volatility caused by macroeconomic and international issues, that could require PGE to post additional collateral or issue additional letters of credit pursuant to power and natural gas purchase agreements;

•	changes in the availability and price of wholesale power and fuels, including natural gas and coal, and the impact of such changes on the Company’s power costs;
•
capital market conditions, including availability of capital, volatility of interest rates, reductions in demand for investment-grade commercial paper, volatility of equity markets as well as changes in PGE’s credit ratings, any of which could have an impact on the Company’s cost of capital and its ability to access the capital markets to support requirements for working capital, construction of capital projects, the repayments of maturing debt, and stock-based compensation plans, which are relied upon in part to retain key executives and employees;

•
future laws, regulations, and proceedings that could increase the Company’s costs of operating its thermal generating plants, or affect the operations of such plants by imposing requirements for additional emissions controls or significant emissions fees or taxes, particularly with respect to coal-fired generating facilities, in order to mitigate carbon dioxide, mercury, and other gas emissions;

•	changes in, and compliance with, environmental laws and policies, including those related to threatened and endangered species, fish, and wildlife;
•
the effects of climate change, whether global or local in nature, including unseasonable or extreme weather and other natural phenomena that may affect energy costs or consumption, increase the Company’s costs, cause damage to PGE facilities and system, or adversely affect its operations;

•	changes in residential, commercial, or industrial customer demand, or demographic patterns, in PGE’s service territory;
•	the effectiveness of PGE’s risk management policies and procedures;
•
cybersecurity attacks, data security breaches, physical security breaches, or other malicious acts that cause damage to the Company’s generation, transmission, or distribution facilities, information technology systems, inhibit the capability of equipment or systems to function as designed or expected, or result in the release of confidential customer, employee, or Company information;

•
employee workforce factors, including potential strikes, work stoppages, transitions in senior management, the ability to recruit and retain key employees and other talent, and turnover due to macroeconomic trends such as voluntary resignation of large numbers of employees similar to that experienced by other employers and industries since the beginning of the coronavirus (COVID-19) pandemic;

•	new federal, state, and local laws that could have adverse effects on operating results;
•
failure to achieve the Company’s greenhouse gas emission goals or being perceived to have either failed to act responsibly with respect to the environment or effectively respond to legislative requirements concerning greenhouse gas emission reductions, any of which could lead to adverse publicity and have adverse effects on the Company’s operations and/or damage the Company’s reputation;

•	political and economic conditions;
•
the impact of widespread health developments, including the global COVID-19 pandemic, and responses to such developments (such as voluntary and mandatory quarantines, including government stay at home orders, as well as shut downs and other restrictions on travel, commercial, social and other activities), which could materially and adversely affect, among other things, demand for electric services, customers’ ability to pay, supply chains, personnel, contract counterparties, liquidity and financial markets;

•	changes in financial or regulatory accounting principles or policies imposed by governing bodies;
•	acts of war or terrorism; and
•
risks and uncertainties related to RFP final shortlist projects, including, but not limited to regulatory processes, inflationary impacts, supply chain constraints, supply cost increases (including application of tariffs impacting solar module imports), and legislative uncertainty.

While we believe that the assumptions underlying such forward-looking statements are reasonable, there can be no assurance that future events or developments will not cause such statements to be inaccurate. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by law, PGE undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all such factors or assess the impact of any such factor on the business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. All forward-looking statements contained in this prospectus supplement, the accompanying prospectus and the documents they incorporate by reference are qualified in their entirety by this cautionary statement. We expressly disclaim any obligation or undertaking to update or revise any forward-looking statements to reflect any changes in events or circumstances or in our expectations or results.
We caution you not to rely unduly on any forward-looking statements. You should review and consider carefully the risks, uncertainties and other factors that affect our business as described herein and in our reports and other documents on file with the SEC that are incorporated by reference into this prospectus supplement and the accompanying prospectus and any related free writing prospectus issued by us. You may obtain copies of these reports and documents as described under “Where You Can Find More Information”.
This prospectus supplement, the accompanying prospectus and the documents incorporated and deemed to be incorporated by reference in the accompanying prospectus include, and any free writing prospectus we provide you in connection with this offering may include, market, demographic and industry data and forecasts that are based on or derived from sources such as independent industry publications, publicly available information, government data and other information from third parties or that have been compiled or prepared by our management or employees. We do not guarantee the accuracy or completeness of any of this information, and we have not independently verified any of the information provided by third party sources. In addition, market, demographic and industry data and forecasts involve estimates, assumptions and other uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus supplement and under similar headings in documents that are incorporated or deemed to be incorporated by reference in the accompanying prospectus. Accordingly, you should not place undue reliance on any of this information.

SUMMARY INFORMATION
The following information supplements, and should be read together with, the information contained in the accompanying prospectus and the documents incorporated by reference herein and therein. You should carefully read this prospectus supplement and the accompanying prospectus, as well as the documents they incorporate by reference and any related free writing prospectus issued by us, before making an investment decision. Unless we state otherwise or the context otherwise requires, references appearing in this prospectus supplement to “PGE,” the “Company,” “we,” “us” and “our” should be read to refer to Portland General Electric Company and its subsidiaries.
Portland General Electric Company
Portland General Electric Company, a vertically integrated electric utility with corporate headquarters located in Portland, Oregon, is engaged in the generation, purchase, transmission, distribution, and retail sale of electricity. The Company operates as a cost-based, regulated electric utility with revenue requirements and customer prices determined based upon the forecasted cost to serve retail customers, and a reasonable rate of return as determined by the Public Utility Commission of Oregon. PGE meets its retail load requirement with both Company-owned generation and power purchased in the wholesale market. The Company participates in the wholesale market through the purchase and sale of electricity and natural gas, as well as buying and selling transmission products and services, in an effort to obtain reasonably-priced power to serve its retail customers. In addition, PGE offers wholesale electricity transmission service pursuant to its Open Access Transmission Tariff, which contains rates, terms, and conditions of service, as filed with, and approved by, the Federal Energy Regulatory Commission. PGE, incorporated in 1930, is publicly-owned, with its common stock listed on the New York Stock Exchange under the ticker symbol “POR.” The Company operates as a single business segment, with revenues and costs related to its business activities maintained and analyzed on a total electric operations basis.
PGE’s state-approved service area allocation of approximately 4,000 square miles is located entirely within Oregon and includes 51 incorporated cities, of which Portland and Salem are the largest. The Company estimates that at the end of 2021 its service area population was 1.9 million.
Our principal executive offices are located at 121 SW Salmon Street, Portland, Oregon 97204. Our telephone number is (503) 464-8000. Our website is www.portlandgeneral.com. Information contained on our website does not constitute a part of this prospectus supplement.
The foregoing information about us is only a general summary and is not intended to be comprehensive. For additional information about PGE, you should refer to the information described under the heading “Where You Can Find More Information.”
Recent Developments
OPUC Order
In May 2020, we obtained an OPUC Order acknowledging our 2019 IRP and associated Action Plan to acquire resources over the next four years, an important step in acquiring the necessary clean and renewable and capacity resources needed to meet our requirement under Oregon House Bill 2021 to reduce greenhouse gas emissions associated with serving Oregon retail electricity consumers by 80% by 2030. In October 2021, we initiated our 2021 All-Source RFP public process, seeking approximately 1,000 MW of renewable and non-emitting resources. We estimate that the 2021 All-Source RFP will meet a portion of our projected need of approximately 2,500 to 3,500 MW of clean and renewable resources and approximately 800 to 1,000 MW of non-emitting dispatchable capacity resources in order to meet our 2030 emissions reduction target. We are in the process of evaluating and updating these projections in anticipation of the upcoming IRP and Clean Energy Plan. The 2021 All-Source RFP seeks:
•	Approximately 375 to 500 MW of renewable resources;
•	Approximately 375 MW of non-emitting dispatchable capacity resources that can be used to meet peak customer demand; and

•
One or more resources for our Green Future Impact Program. Under the Green Future Impact Program, we plan to acquire up to 100 MW of new wind, solar, or hybrid renewable and battery storage resources to meet subscriber demand under our supply option. We expect the Green Future Impact Program resources considered in the 2021 All-Source RFP to be incremental to the 150 MWa renewable energy target envisioned under the 2019 IRP Action Plan. On July 14, 2022, and as memorialized in the OPUC's August 31, 2022 order, the OPUC concluded that PGE procurement of 250 MWa of renewable procurement volume, inclusive of the 100 MW Green Future Impact procurement volume, appeared to be the most reasonable course of action supported by analysis at the time of this RFP. The OPUC did articulate in its order that future analysis may indicate a different course is reasonable, which PGE subsequently conducted with its RFP reprice opportunity.

We issued our final 2021 All-Source RFP after receiving approval with modifications from the OPUC in December 2021, and proposals were submitted in January 2022. Bids were evaluated based on an OPUC-approved scoring methodology. Following determination of a final shortlist, we submitted a request for acknowledgement of the shortlist to the OPUC on May 5, 2022 that included seven distinct projects submitted by five bidders for renewable resources and six distinct projects by four bidders for capacity resources.
On July 14, 2022, during a public meeting, the OPUC acknowledged, with conditions, PGE's proposed final shortlist of renewable resources and non-emitting dispatchable capacity to meet the 2025 system need. Subsequently, on August 31, 2022, the OPUC issued its final order, memorializing its July 14, 2022 acknowledgement, with conditions. Following the passage of the Inflation Reduction Act, PGE provided an opportunity for all bidders selected to the final shortlist to refresh their pricing. Updated pricing was received in August 2022 and PGE, in collaboration with an Independent Evaluator, updated scoring and ranking to reflect pricing changes from bidders. An updated Independent Evaluator's report was filed as an informational update to the OPUC on September 30, 2022.
On October 25, 2022, we announced that our board of directors approved a plan to construct the Clearwater Wind Project for $415 million, excluding AFUDC, as a result of our 2021 All-Source RFP and we will need to make additional acquisitions of renewable and non-emitting resources to meet our requirement under Oregon House Bill 2021 by 2030.
OPUC Stipulations
Power Cost Adjustment Mechanism
We are subject to a Power Cost Adjustment Mechanism (“PCAM”), as approved by the OPUC. Pursuant to the PCAM, future customer prices can be adjusted to reflect a portion of the difference between: (i) net variable power costs (“NVPC”) forecast each year and included in customer prices via our Annual Power Cost Update Tariff (“AUT”) (baseline NVPC); and (ii) actual NVPC for the year.
We are subject to a portion of the business risk or benefit associated with the difference between actual and baseline NVPC by application of an asymmetrical deadband, which ranges from $15 million below to $30 million above baseline NVPC. To the extent actual NVPC, subject to certain adjustments, is outside the deadband range, the PCAM provides for 90% of the excess variance to be collected from, or refunded to, customers. Pursuant to a regulated earnings test, a refund will occur only to the extent that it results in our actual regulated return on equity (“ROE”) for the given year being no less than 1% above the our latest authorized ROE, while a collection will occur only to the extent that it results in our actual regulated ROE for that year being no greater than 1% below our authorized ROE. For the year ended December 31, 2021, actual NVPC was $62 million above baseline NVPC, and therefore we deferred $30 million, which represents 90% of the excess variance, expected to be collected from customers for the year ended December 31. 2021.
In conjunction with the OPUC’s annual review of our PCAM filing, the parties reached a settlement and on October 24, 2022, we and certain other parties submitted a stipulation with the OPUC reflecting an agreement that resolved all matters related to this deferral and would allow us full recovery except for $2 million, which will be recorded as a charge to earnings. Amortization would occur over a two-year period beginning January 1, 2023. The stipulation is subject to OPUC approval. The OPUC’s conclusion of overall prudence and application of the earnings test, could result in a portion, or all, of PGE’s deferral being disallowed for recovery.

2020 Wildfires
In 2020, in response to wildfires across Oregon, we cut power to eight high-risk fire areas in partnership with local and regional agencies. In October 2020, the OPUC formally approved our request for deferral of 2020 wildfire-related costs. On July 27, 2022, we made a request for amortization with the OPUC that would allow us to collect the deferred costs in customer prices over a seven-year amortization period beginning November 1, 2022. As of September 30, 2022 and December 31, 2021, our cumulative deferred costs related to the 2020 wildfire response was $31 million and $45 million, respectively. On October 24, 2022, we and parties submitted a stipulation with the OPUC reflecting an agreement that resolved all matters related to 2021 under this deferral and would allow us full recovery of the amounts deferred as of September 30, 2022, with amortization over a seven-year period to begin as soon as practicable and allowed by the OPUC. The stipulation is subject to OPUC approval. The OPUC has significant discretion in making the final determination of recovery. The OPUC’s conclusion of overall prudence and application of the earnings test could result in a portion, or all, of PGE’s deferral being disallowed for recovery. Such disallowance would be recognized as a charge to earnings.
2021 Ice Storms and Damage
In February 2021, wind and ice from storms in our service territory caused significant damage to our transmission and distribution systems, which resulted in over 750,000 outages, with many customers affected more than once. At peak activity during the recovery, we deployed over 400 repair crews across the service territory, with many of these crews provided through mutual aid arrangements from throughout the West.
On February 15, 2021, we filed an application for authorization to defer emergency restoration costs for the February storms (Docket UM 2156) and as of September 30, 2022, we have deferred a total of $73 million, including interest, related to incremental operating expenses due to the storms. We incurred and deferred costs related to replacing and rebuilding our facilities damaged by the storms, as well as addressing vegetation and other resulting debris and hazards both in and outside of our property and right-of-way. We received OPUC Order No. 22-020 approving the February storms deferral in the first quarter of 2022.
On October 24, 2022, we and parties submitted a stipulation with the OPUC reflecting an agreement that resolved all matters related to 2021 under this deferral and would allow us full recovery of the deferred amounts with amortization over a seven-year period to begin as soon as practicable and allowed by the OPUC. The stipulation is subject to OPUC approval. The OPUC has significant discretion in making the final determination of recovery. The OPUC’s conclusion of overall prudence and application of the earnings test could result in a portion, or all, of PGE’s deferral being disallowed for recovery. Such disallowance would be recognized as a charge to earnings.
Deferral of Boardman Revenue Requirement
In October 2020, intervenors filed a deferral application with the OPUC that would require us to defer and refund the revenue requirement associated with our Boardman coal-fired generating plant (“Boardman”) then included in customer prices as established in the our 2019 general rate case (“GRC”). The application stated a deferral was required for customers to adequately capture the reduction in revenue requirement beginning on October 15, 2020, the date Boardman ceased operations.
We estimated the revenue requirement for Boardman to be $14 million for the year ended December 31, 2020, an additional $66 million for the year ended December 31, 2021, and $23 million for the year ending December 31, 2022. Based on the application of an earnings test, we have not recorded a refund related to Boardman.
In the 2022 GRC Order, the OPUC found that the deferral was warranted with amortization subject to an earnings test. On July 27, 2022, we filed an application, which, subject to OPUC approval, showed that we did not exceed the earnings test threshold for 2020 or 2021 and consequently, no refund would be required for those years. Customer prices resulting from the 2022 GRC Order no longer include any revenue requirement related to Boardman after new customer prices took effect on May 9, 2022. We do not expect to exceed our regulated return on equity under the earnings test for 2022.

On October 24, 2022, we and parties submitted a stipulation with the OPUC reflecting an agreement that resolved all matters related to 2021 under this deferral and states that no refund is necessary for that year. The stipulation is subject to OPUC approval. Review and determination of potential refund for the periods related to 2020 and 2022 remain outstanding. The OPUC has significant discretion in making the final determination of the application of the earnings test for 2020, 2021, and 2022.
Term Loan
On October 21, 2022, PGE obtained a 366-day term loan from lenders in the aggregate principal of $260 million under a 366-Day Bridge Credit Agreement. The term loan bears interest for the relevant interest period at the Term Secured Overnight Financing Rate (SOFR) plus Term SOFR Adjustment Rate of 10 basis points and applicable margin of 87.5 basis points. The interest rate is subject to adjustment pursuant to the terms of the loan. The loan is prepayable, in whole or in part, without penalty, at any time. The credit agreement expires on October 22, 2023, with any outstanding balance due and payable on such date. The term loan will be classified as long-term debt on PGE's condensed consolidated balance sheet.

The Offering
The following summary contains basic information about this offering. It does not contain all of the information that is important to you. You should read this prospectus supplement and the accompanying prospectus, the documents incorporated and deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus and any free writing prospectus we may provide you in connection with this offering carefully before making an investment decision.
As used in this section, references to “PGE,” “we,” “us” and “our” mean Portland General Electric Company excluding its subsidiaries and affiliates.
Issuer
Portland General Electric Company
Common stock offered by the forward sellers
10,100,000 shares (or 11,615,000 shares if the underwriters’ option to purchase additional shares is exercised in full)(1)
Common stock outstanding immediately before this offering
89,272,904 shares
Common stock to be outstanding immediately after this offering and after settlement of the forward sale agreements, assuming full physical settlement
99,372,904 shares (or 100,887,904 shares if the underwriters exercise their option to purchase additional shares of our common stock in full)(1)
Use of Proceeds
We will not receive any proceeds from the sale of shares of our common stock by the forward purchasers or their affiliates.
Assuming full physical settlement of the forward sale agreements at an initial forward sale price of $41.76375 per share, we expect to receive net proceeds of approximately $421.31 million (or $484.59 million if the underwriters’ option to purchase additional shares is exercised in full) (in each case after deducting fees and estimated expenses related to the forward sale agreements and this offering), subject to certain adjustments pursuant to the forward sale agreements.
For the purposes of calculating the aggregate net proceeds to us, we have assumed that the forward sale agreements will be fully physically settled based on the initial forward sale price of $41.76375 per share, which is the public offering price less the underwriting discount per share, as set forth on the cover page of this prospectus supplement. The forward sale price is subject to adjustment pursuant to the terms of each of the forward sale agreements, and the actual proceeds, if any, to us will be calculated as described in this prospectus supplement. Although we expect to settle the forward sale agreements entirely by the full physical delivery of shares of our common stock in exchange for cash proceeds no later than October 25, 2024 we may elect cash settlement or net share settlement for all or a portion of our obligations under any forward sale agreement. See “Underwriting—Forward Sale Agreements” for a description of the forward sale agreements.
We intend to allocate an amount equivalent to the net proceeds that we receive from this offering to finance, in whole or in part, one or more Eligible Investments (as defined below under “Use of Proceeds” in this prospectus supplement). We intend to complete the allocation of an amount equivalent to the net proceeds of the offering to Eligible Investments within five years.
Pending allocation, we will manage any portion of the net proceeds that we receive, but have not yet been allocated to Eligible Investments in accordance with our normal liquidity management practices. We expect to use approximately $260 million of the net proceeds that we receive from this offering to repay our Term Loan.
See “Use of Proceeds” appearing later in this prospectus supplement for important information concerning the use of proceeds from this offering.
Material United States Federal Income Tax Considerations to Non-U.S. Holders
Certain material United States federal income tax considerations of purchasing, owning and disposing of our common stock by Non-U.S. Holders are described in “Material United States Federal Income Tax Considerations to Non-U.S. Holders.”
Transfer Agent and Registrar
The registrar and transfer agent for our common stock is American Stock Transfer & Trust Company, LLC.
Accounting Treatment of the Forward Sale Agreements
Before the issuance of shares of our common stock, if any, upon settlement of the forward sale agreements, we expect that the shares issuable upon settlement of the forward sale agreements will be reflected in our diluted earnings per share calculation using the treasury stock method. Under this method, the number of shares of our common stock used in calculating diluted earnings per share is deemed to be increased by the excess, if any, of the number of shares of common stock that would be issued upon full physical settlement of the forward sale agreements over the number of shares of common stock that could be purchased by us in the market (based on the average market price of our common stock during the applicable reporting period) using the proceeds receivable upon full physical settlement (based on the average adjusted forward sale price during the reporting period). Consequently, we anticipate there will be no dilutive effect on our earnings per share except during periods when the average market price of shares of our common stock is above the applicable adjusted forward sale price, which is initially

$41.76375 per share, subject to increase or decrease based on the overnight bank funding rate, less a spread, and subject to decrease by amounts related to expected dividends on shares of our common stock during the term of the forward sale agreements. However, if we decide to physically settle or net share settle the forward sale agreements, delivery of our shares to the forward purchasers on any such physical settlement or net share settlement of the forward sale agreements would result in dilution to our earnings per share.
Conflicts of Interest
All of the proceeds from the sale of shares of our common stock offered in this offering (excluding proceeds, if any, paid to us with respect to any shares of common stock that we may sell to the underwriters in lieu of the forward sellers selling such shares and excluding proceeds we may receive if the underwriters exercise their option to purchase additional shares of common stock directly from us) will be paid to the forward purchasers. In addition, an affiliate of Barclays Capital Inc., an underwriter in this offering, is a lender under our Term Loan that will be repaid with a portion of the net proceeds that we will receive upon settlement of the forward sale agreements we plan to enter into in connection with this offering. Because Barclays Capital Inc. and J.P. Morgan Securities LLC, or their affiliates, will receive more than 5% of the net proceeds of this offering, Barclays Capital Inc. and J.P. Morgan Securities LLC are deemed to have a conflict of interest within the meaning of Rule 5121 (Public Offerings of Securities with Conflicts of Interest) of the Financial Industry Regulatory Authority, Inc. (“FINRA Rule 5121”). Accordingly, this offering is being conducted in compliance with the applicable provisions of FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering, as the shares of our common stock have a “bona fide public market” (as defined in FINRA Rule 5121). In addition, Barclays Capital Inc. and J.P. Morgan Securities LLC may not make sales in this offering to any discretionary account without the prior written approval of the customer. See “Underwriting (Conflicts of Interest)” for additional information.
Limitation on Common Stock Ownership
Applicable U.S. federal law generally prohibits (absent an appropriate authorization, approval or exemption) any person, together with its associates and affiliates, from acquiring an amount of our common stock which is sufficient to give them direct or indirect “control” over any U.S. public utility. Under applicable regulations and precedent, ownership of 10% or more of our outstanding common stock would be presumed to give a person “control” for that purpose, and the applicable regulatory authority generally has the power to void transactions that violate these restrictions and/or assess monetary penalties for such violations. Accordingly, investors should consult their own legal advisors before acquiring shares of common stock in this offering if the acquisition of those shares would result in their owning more than 10% of our outstanding common stock or would otherwise give them direct or indirect control over us. For additional information, see “Risk Factors – Risks Related to Our Common Stock – As a result of the Federal Power Act and the U.S. Federal Energy Regulatory Commission’s regulations of transfers of control over public utilities, certain investors could be required to obtain regulatory approval to acquire shares of our common stock.”
Risk Factors
See “Risk Factors” in this prospectus supplement and the accompanying prospectus and other information incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of some of the risks and other factors you should carefully consider before deciding to invest in shares of our common stock.
(1)
The forward sellers have advised us that they intend to acquire the shares of our common stock to be sold in this offering through borrowings from third-party stock lenders. Subject to the occurrence of certain events, we will not be obligated to deliver shares of our common stock, if any, under the forward sale agreements until later settlement of the forward sale agreements, which we expect will occur in one or more settlements on or prior to October 25, 2024. Except in certain circumstances, we have the right to elect cash settlement or net share settlement under the forward sale agreements. Although we intend to elect full physical settlement under the forward sale agreements, if we were to elect cash settlement or net share settlement, the number of shares we issue upon settlement of the forward sale agreements may be substantially less than the amount we would have issued upon full physical settlement, or we may not issue any shares upon such cash settlement or net share settlement. See “Underwriting (Conflicts of Interest) – Forward Sale Agreements” for a description of the forward sale agreements.

The number of shares of our common stock to be outstanding immediately (i) before this offering and (ii) after this offering, assuming full physical settlement of the forward sale agreements is based on 89,270,661 shares of our common stock outstanding as of September 30, 2022, and excludes:
(a)
(i) 280,659 shares of our common stock reserved for issuance upon vesting of our time based restricted stock units (including reinvested dividends) outstanding as of September 30, 2022, (ii) 298,436 shares of our common stock reserved for issuance upon the vesting of our performance based restricted stock units (including reinvested dividends), assuming the maximum payout was achieved, outstanding as of September 30, 2022 under our Portland General Electric Company Stock Incentive Plan (the “Plan”) and (iii) shares reserved for issuance upon the vesting of any awards we may have issued under the Plan subsequent to September 30, 2022;

(b)	any additional shares of common stock we may issue from and after October 25, 2022 through final settlement of the forward sale agreements;
(c)	any additional shares of common stock we may issue under our employee stock purchase plan (“ESPP”) subsequent to September 30, 2022;
(d)	any additional shares of common stock we may repurchase under our share repurchase program subsequent to September 30, 2022 (“Stock Repurchase Program”); and
(e)	any additional shares we have issued or may issue under our dividend reinvestment program, and direct stock purchase plan (“DRIP”) subsequent to September 30, 2022.
In addition, the number of shares of our common stock to be outstanding immediately after this offering, assuming full physical settlement of the forward sale agreements, as set forth above, is based upon the assumed number of shares that we will be obligated to issue upon physical settlement of the forward sale agreements.

Under the ESPP, we are currently delivering newly issued shares of our common stock. Over the 12 months ended September 30, 2022, approximately 33,121 shares of our common stock were issued in connection with the ESPP.
Under the Stock Repurchase Program, we may repurchase up to 350,000 shares at a maximum sale price of $60. Over the 12 months ended September 30, 2022, approximately 350,000 shares of our common stock were repurchased in connection with the Stock Repurchase Plan.
Under the DRIP, we are currently delivering newly issued shares of our common stock to settle shares purchased. Over the 12 months ended September 30, 2022, approximately 1,168 shares of our common stock were issued in connection with the DRIP. The number of additional shares issued under the DRIP going forward is dependent on whether PGE continues to deliver newly issued shares under the DRIP, PGE’s stock price and the elections by plan participants to purchase PGE common stock in the future.
The number of shares of our common stock to be outstanding as adjusted for the full physical settlement of the forward sale agreements also assumes that no event will occur that would require us to sell shares of our common stock to the underwriters in lieu of the forward sellers selling shares of our common stock to the underwriters. If such an event occurs, (i) the number of shares of our common stock to be outstanding prior to any full physical settlement of the forward sale agreement would be increased by such number of shares and (ii) the number of shares of our common stock issuable pursuant to physical settlement of the forward sale agreements would be reduced by such number of shares.

RISK FACTORS
Investment in our common stock involves risks. You should carefully consider the risks described below and the risk factors incorporated into this prospectus supplement and the accompanying prospectus by reference to our most recent Annual Report on Form 10-K, our subsequent Quarterly Reports on Form 10-Q and any Current Reports on Form 8-K filed (and not furnished) by us with the SEC subsequent to the last day of the fiscal year covered by our most recent Annual Report on Form 10-K and all other information contained or incorporated by reference into this prospectus supplement and the accompanying prospectus, as updated by our subsequent filings under the Securities Exchange Act of 1934, as amended, as well as any free writing prospectus we may provide you in connection with this offering, before acquiring any of our common stock. The occurrence of any of these risks might cause you to lose all or part of your investment in the shares. See also “Cautionary Note Regarding Forward-Looking Statements.” In that regard, unless otherwise expressly stated or the context otherwise requires, references to our common stock or preferred stock appearing under the caption “Risk Factors” in our most recent Annual Report on Form 10-K include the common stock offered hereby.
Risks Related to Our Common Stock
The price of our common stock may be volatile. This volatility may affect the price at which you could sell our common stock, and the sale of substantial amounts of our common stock could adversely affect the market price of our common stock.
The market price for our common stock has historically experienced, and may continue to experience, volatility. This volatility may affect the price at which you could sell our common stock, and the sale or issuance of substantial amounts of our common stock, or the perception that such sales or issuances could occur, could adversely affect the market price of our common stock. In addition, the availability for sale of substantial amounts of our common stock could adversely impact its market price. Likewise, the forward sale agreements that we plan to enter into in connection with this offering, or the expectation that those issuances will occur, may have a similar effect. Any of the foregoing may also impair our ability to raise additional capital through the sale of our equity securities. The market price of our common stock may be influenced by many factors, some of which are beyond our control, including the factors discussed above under “Cautionary Note Regarding Forward-Looking Statements” or elsewhere in this Risk Factors section and the following:
•	actual or anticipated fluctuations in our operating results or our competitors’ or peers’ operating results;
•	actions by applicable regulatory authorities;
•	announcements by us, our competitors or our partners of significant contracts, acquisitions, divestitures or strategic investments;
•	our growth rate and our competitors’ or peers’ growth rates;
•	the financial markets and general economic conditions;
•
changes in stock market analyst recommendations regarding us, our competitors, our peers or the energy infrastructure, gas and electricity services industries generally, or lack of analyst coverage of our common stock;

•
sales of our common stock by our executive officers, directors and significant shareholders or sales of substantial amounts of our common stock or securities convertible into or exchangeable for our common stock; and

•	changes in the amount of our common stock dividends per share, the common stock dividends per share paid by our competitors and interest rates.
We may allocate the net proceeds from this offering in ways with which you may not agree and in ways that may not earn a profit, and you may not be able to differentiate the shares issued to fund Eligible Investments.
We intend to allocate an amount equivalent to the net proceeds from this offering that we receive to one or more Eligible Investments, which may include the financing or refinancing of such projects, as described under “Use of Proceeds” in this prospectus supplement. Pending the allocation of the net proceeds from this offering to

Eligible Investments, we will manage any portion of the net proceeds that we receive, but have not yet been allocated to Eligible Investments in accordance with our normal liquidity management practices. We intend to complete the allocation of an amount equivalent to the net proceeds of the offering to Eligible Investments within five years.
There can be no assurance that the Eligible Investments to which we may allocate any net proceeds from this offering will meet investor criteria and expectations regarding environmental impact and sustainability performance. In particular, no assurance is given that any such Eligible Investments will satisfy, whether in whole or in part, any present or future investor expectations or requirements in regards to any investment criteria or guidelines with which such investor or its investments are required to comply, whether by any present or future applicable law or regulations or by their own bylaws or other governing rules or investment portfolio mandates (in particular with regard to any direct or indirect environmental, sustainability or social impact of the Eligible Investments). Adverse environmental or social impacts may occur during the design, construction and operation of the projects or the projects may become controversial or criticized by activist groups or other stakeholders.
Furthermore, this offering does not create or represent a class of shares separate from the Company’s existing shares of common stock, and as such, the shares issued will trade with the same CUSIP as existing shares. As a result, there will be no differentiation between shares issued as part of this offering and the Company’s existing shares, and investors may not have a reliable method for indicating whether shares held were issued in this offering.
There is no requirement for us to allocate amounts relating to this offering to Eligible Investments or take the other actions as described under “Use of Proceeds.”
While we intend to allocate an amount equivalent to the net proceeds from this offering that we receive to one or more Eligible Investments in the manner described under “Use of Proceeds”, there is no requirement, contractual or otherwise, for us to do so. There can be no assurance that the relevant projects or uses that are the subject of, or related to, any Eligible Investments will be capable of being implemented in or substantially in such manner or in accordance with any timing schedule and that accordingly an amount equal to such proceeds will be totally or partially allocated to such Eligible Investments. There can also be no assurance that such Eligible Investments will lead to the results or outcomes (whether or not related to environmental or broader sustainability issues) originally anticipated by us. We cannot assure you that we will allocate amounts relating to this offering to Eligible Investments or meet or continue to meet the investment requirements or aspirations of certain sustainability focused investors. Furthermore, unlike certain sustainability-linked and/or green bond offerings in which the interest rate on the related security may increase if the proceeds are not used for eligible projects, there will be no such monetary consequence if we do not allocate an amount equivalent to the net proceeds from this offering to Eligible Investments.
There is no legal, regulatory or market definition of or standardized criteria for what constitutes a “green,” “social,” “sustainable” or other equivalently labeled project.
There is currently no clearly defined definition (legal, regulatory or otherwise) of, nor market consensus as to what constitutes, a “green,” “social,” “sustainable” or an equivalently labeled project, or as to what precise attributes are required for a particular project to be defined as “green,” “social,” “sustainable” or such other equivalent label, nor can any assurance be given that such a clear definition or consensus will develop over time. Accordingly, no assurance is or can be given to investors that any Eligible Investments we select to receive an allocation of net proceeds from this offering will meet any or all investor expectations regarding such “green,” “social,” “sustainable” or other equivalently-labeled performance objectives, or that adverse environmental, social and/or other impacts will not occur during the implementation or construction of any Eligible Investments to which we allocate net proceeds from this offering.
No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any opinion or certification of any third party (whether or not solicited by us), including the opinion discussed under “Use of Proceeds” in this prospectus supplement, that may be made available in connection with this offering.
No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any opinion or certification of any third party (whether or not solicited by us) that may be made available in connection with this offering, and, in particular, with respect to whether or not our Eligible Investments, our allocation of an amount equivalent to the net proceeds from this offering to Eligible Investments or the reporting and other procedures described under the caption “Use of Proceeds” in this prospectus supplement meet or will meet any green, sustainability, social and/or similar guidelines, principles or other criteria or requirements. For the avoidance of doubt, no such opinion or certification is, nor shall any such opinion or certification be deemed to be, incorporated by reference into this prospectus supplement, the accompanying prospectus or the related registration statement or to form a part of this prospectus supplement, the accompanying prospectus or the related registration statement. No such opinion or certification is, nor shall any such opinion or certification be deemed to be, a recommendation by us, any underwriter or any other person to buy, sell or hold shares of our common stock. Any such opinion or certification is only current as of the date that opinion or certification was initially issued. Prospective investors must determine for themselves the relevance of any such opinion or certification or the information contained therein or the provider of such opinion or certification. Any withdrawal of any such opinion or certification or any additional opinion or certification attesting that we are not complying in whole or in part with any matters for which such opinion or certification is opining or certifying may result in adverse consequences for certain investors with mandates to invest in securities to be used for a particular purpose.
We expect that we will need to raise additional capital, and raising additional funds by issuing additional equity securities or with additional debt financing may cause dilution to shareholders or restrict our operations.
We expect that we will need to raise additional capital in the future. We may raise additional funds through public or private equity or debt offerings or other financings, as well as additional borrowings under our credit facilities. Additional issuances of equity securities, including shares of our common stock, or debt or other securities that are convertible into or exchangeable for, or that represent the right to receive, common stock could dilute the economic and other rights and interests of holders of shares of our common stock and cause the market price of our common stock to decline.
Any new debt financing we enter into may involve covenants that restrict our operations more than our current outstanding debt and credit facilities. These restrictive covenants could include limitations on additional borrowings, and specific restrictions on the use of our assets, as well as prohibitions or limitations on our ability to create liens, pay dividends, receive distributions from our subsidiaries, redeem or repurchase our stock or make investments. These factors could hinder our access to capital markets and limit or delay our ability to carry out our capital expenditure plan or pursue other opportunities beyond the current capital expenditure plan, including the development opportunities that are part of our projects described above under “Summary Information – Recent Developments – OPUC.”
We may be unable to, or may choose not to, continue to pay dividends on our common stock at current or planned rates or at all and, in some circumstances, the payment of dividends may be limited by the terms of our debt instruments.
We have historically paid regular quarterly dividends on our common stock. However, the declaration of dividends is at the discretion of our board of directors and is not guaranteed. Any future payments of cash dividends, and the amount of any cash dividends we pay, on our common stock and any series of our preferred stock we may issue in the future will depend on, among other things, our financial condition, capital requirements and results of operations, and the ability of our subsidiaries and investments to distribute cash to us, as well as other factors that our board of directors may consider relevant. If we were to reduce the amount of cash dividends per share payable on our common stock, fail to increase the amount of those cash dividends per share in the future in accordance with market expectations, or at all, or cease paying those cash dividends altogether, it would likely have an adverse impact, which may be material, on the market price of our common stock and any series of preferred stock we may issue in the future.
In addition, the terms of our debt instruments may limit our payment of dividends. Under our Indenture of Mortgage and Deed of Trust, dated July 1, 1945, as amended and supplemented to date, between Portland General Electric Company and Wells Fargo Bank, National Association (successor trustee to HSBC Bank USA, National Association), so long as any of our first mortgage bonds are outstanding, we may not pay or declare dividends (other than stock dividends) on common stock or purchase or retire for a consideration (other than in exchange for other shares of our capital stock or the proceeds from the sale of other shares of our capital stock) any shares of capital stock of any class, if the aggregate amount distributed or expended after December 31, 1944 would exceed the aggregate amount of our net income, as adjusted, available for dividends on our common stock accumulated after December 31, 1944. At December 31, 2021, approximately $398 million of accumulated net income was available for payment of dividends under this provision.
Further, under Oregon law, our board of directors may not declare and pay dividends on shares of our common stock or any series of preferred stock we may issue unless after giving effect to such dividend, in the judgment of our board of directors: (a) we would be able to pay our debts as they become due in the usual course of business; and (b) our total assets would at least equal the sum of our total liabilities plus the amount that would be needed if we were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Further, even if we are permitted under our contractual obligations and Oregon law to declare and pay cash dividends on the shares of common stock and any series of preferred stock we may issue, we may not have sufficient cash to declare and pay dividends in cash on the outstanding shares of our common stock and any series of preferred stock we may issue.
As a result of the Federal Power Act and the U.S. Federal Energy Regulatory Commission’s regulations of transfers of control over public utilities, certain investors could be required to obtain regulatory approval to acquire shares of our common stock.
We are a “public utility” (as defined in the Federal Power Act (the “FPA”)) subject to the jurisdiction of the Federal Energy Regulatory Commission (“FERC”) because we own or operate a FERC-jurisdictional facility, including transmission facilities, certain generation interconnection facilities, and various “paper” facilities, such as wholesale power sales contracts and market-based rate tariffs. The FPA requires us either to obtain prior authorization from FERC prior to the transfer of an amount of our common stock sufficient to convey direct or indirect “control” over us or to qualify for a blanket authorization granted under FERC’s regulations for certain types of transfers generally deemed by FERC not to convey direct or indirect “control.” At the same time, if any person and any of its associate or affiliate companies in the aggregate, any “public utility” (as defined in the FPA), or any “holding company” (as defined in the Public Utility Holding Company Act of 2005) acquires an amount of our common stock sufficient to convey direct or indirect “control” over us, that acquirer would either need to obtain prior authorization for such acquisition from FERC or to qualify for a blanket authorization under FERC’s regulations. Under FERC’s regulations and applicable precedent, ownership of 10% or more of our common stock would be presumed to give that owner “control” absent rebuttal of that presumption. Any failure to obtain any such prior authorization or to qualify for a blanket authorization would generally allow FERC to void the transaction that resulted in the relevant person obtaining “control” over us, including by acquiring 10% or more of our common stock, and/or to assess monetary penalties. Accordingly, investors should consult their own legal advisors before acquiring shares of common stock in this offering if the acquisition of these shares would result in their owning more than 10% of our outstanding common stock or would otherwise give them direct or indirect control over us.
Provisions of Oregon law and anti-takeover provisions in our organizational documents might discourage, delay or prevent changes in control of our company and may result in an entrenchment of management and diminish the value of our common stock.
We are incorporated under the laws of the State of Oregon. The Oregon Business Combination Act imposes some restrictions on mergers and other business combinations between us and holders of 15% or more of our outstanding common stock. In addition, we are subject to the anti-takeover provisions of the Oregon Control Share Act, which would prohibit an acquirer, under certain circumstances, from voting shares of our stock after crossing specific threshold ownership percentages, unless the acquirer obtains the approval of our shareholders or we amend our articles of incorporation or bylaws to opt-out of the Oregon Control Share Act.
Other statutory and regulatory factors may also limit another party’s ability to acquire us. Section 757.511 of the Oregon Revised Statutes provides that no person, directly or indirectly, may acquire power to exercise any substantial influence over the policies and actions of a public utility without the prior approval of the OPUC if such person is or would become an “affiliated interest” (as defined in Section 757.015 (1), (2) or (3) of the Oregon Business Corporation Act), which includes a person that directly or indirectly holds 5% or more of the voting securities of the public utility. The regulatory approval process for an acquirer could be lengthy and the outcome uncertain, which may deter otherwise interested parties from proposing or attempting a business combination with us and result in a limited number of potential acquirers. In addition, under the Oregon Community Power Act, in the event of a proposed sale of more than 50% of our voting shares, an acquisition review committee will be formed to represent that cities and counties that would be affected by the acquisition. Such committee would then evaluate whether it would be in the best interests of the public for Oregon Community Power, a public corporation formed under the Oregon Community Power Act, to instead acquire us. In the event that such committee reached such determination, the Governor of the State of Oregon would then activate Oregon Community Power, which would then be empowered to complete such acquisition. These statutory provisions may discourage or limit another party’s ability to acquire us and could deprive you of the opportunity to gain a takeover premium for shares of our common stock. For more information, please read the section entitled “Description of Common Stock—Provisions With Possible Anti-Takeover Effects” beginning on page 7 of the accompanying prospectus.
Certain provisions of our articles of incorporation and bylaws could have the effect of delaying, deterring or preventing another party from acquiring or seeking to acquire control of us. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage anyone seeking to acquire control of us to negotiate first with our board of directors. However, these provisions could also delay, deter or prevent a change of control or other takeover of our company that our shareholders might consider to be in their best interests, including transactions that might result in a premium being paid over the market prices of our common stock and may also limit the prices that investors are willing to pay in the future for our common stock.
These provisions may also have the effect of preventing changes in our management. Our articles of incorporation and bylaws include anti-takeover provisions that:
•
authorize our board of directors, without a vote or other action by our shareholders, to cause the issuance of preferred stock in one or more series and, with respect to each series, to fix the number of shares constituting that series and to establish the rights, preferences, privileges and restrictions of that series, which may include, among other things, dividend and liquidation rights and preferences, rights to convert such shares into common stock, and the economic interests of holders of our common stock;

•
establish advance notice requirements and procedures for shareholders to submit nominations of candidates for election to our board of directors and to propose other business to be brought before a shareholders meeting;

•	provide that vacancies in our board of directors, including vacancies created by the removal of any director, may be filled by a majority of the directors then in office;
•
provide that no shareholder may cumulate votes in the election of directors, which means that the holders of a majority of our outstanding shares of common stock can elect all directors standing for election by our common shareholders; and

•
require that any action to be taken by our shareholders must be taken either (1) at a duly called annual or special meeting of shareholders or (2) by written consent of shareholders having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shareholders entitled to vote on the action were present and voted.

Certain credit rating agencies may downgrade our credit ratings or place those ratings on negative outlook, which may adversely affect the market price of our common stock.
Credit rating agencies routinely evaluate us, and their ratings of our long-term and short-term debt are based on a number of factors, including the perceived supportiveness of the regulatory environment affecting our utility operations, our cash generating capability, level of indebtedness, overall financial strength, the status of certain capital projects, and indebtedness, as well as factors beyond our control, such as tax reform, the state of the economy and our industry generally. We have incorporated by reference in this prospectus supplement and the accompanying prospectus the risk factor included in our most recent Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on February 17, 2022 (the “2022 Form 10-K”) under the heading “Risk Factors – Economic, Financial, and Market Risks – Adverse changes in PGE’s credit ratings could negatively affect its access to the capital markets and its cost of borrowed funds.” You should review and consider carefully the risks, uncertainties and other factors related to our credit ratings included in such risk factor and elsewhere in our 2022 Form 10-K as well as those risks, uncertainties and other factors related to our credit ratings described below.
We cannot assure you that one or more credit rating agencies will not downgrade our credit ratings or that additional credit rating agencies will not place those ratings on negative outlook, either in the near term or later.

We may be unable to realize the anticipated benefits from our plans to construct the Clearwater Wind Project.
On October 25, 2022, we announced that our board of directors approved a plan to construct the Clearwater Wind Project for approximately $415 million, excluding AFUDC, and we will need to make additional acquisitions of renewable and non-emitting resources to meet our requirement under Oregon House Bill 2021 by 2030. The completion of the construction of Clearwater Wind Project will be dependent upon a number of factors that may be beyond our control, including, but not limited to, that a condition to closing of such acquisition may not be satisfied and the risk that such acquisition may not be completed for other reasons, or may not be completed on the terms or timing currently contemplated. In addition, even if completed, there can be no assurance that the construction of the Clearwater Wind Project will result in the anticipated benefits or that such acquisition would result in additional value to our shareholders.
Sales or issuances of substantial amounts of our common stock in the public market, or the perception that these sales or issuances may occur, could cause the market price of our common stock to decline.
Sales or issuances of substantial amounts of our common stock in the public market, including upon settlement of the forward sale agreements we plan to enter into in connection with this offering, or the perception that these sales or issuances may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Future sales or issuances of our common stock or other equity-related securities could be dilutive to holders of our common stock and could adversely affect their voting and other rights and economic interests, including purchasers of our common stock in this offering.
Risks Related to the Forward Sale Agreements
Settlement provisions contained in the forward sale agreements subject us to certain risks.
If any forward purchaser or its affiliate does not deliver and sell all of the shares of our common stock to be delivered and sold by it pursuant to the terms of the underwriting agreement (including because insufficient shares of our common stock were made available by securities lenders for borrowing at a stock borrow cost below a specified threshold), we will issue and sell directly to the underwriters the number of shares of our common stock not delivered and sold by the relevant forward purchaser or its affiliate, and under such circumstances the number of shares of our common stock underlying such forward sale agreement will be decreased by the number of shares of our common stock that we issue and sell to the underwriters. The stock loan market is volatile, and it is uncertain whether sufficient shares of our common stock will be made available to borrow prior to closing.
Each forward purchaser will have the right to accelerate its respective forward sale agreement (or, in certain cases, the portion thereof that it determines is affected by the relevant event) and require us to physically settle the applicable forward sale agreement on a date specified by the applicable forward purchasers if (1) in its commercially reasonable judgment, (a) it or its affiliate is unable to hedge (or maintain a hedge of) its exposure in a commercially reasonable manner under such forward sale agreement because insufficient shares of our common stock have been made available for borrowing by securities lenders or (b) it or its affiliates would incur a stock borrow cost in excess of a specified threshold; (2) we declare any dividend, issue or distribution on shares of our common stock that is payable in (a) cash in excess of specified amounts (unless it constitutes an extraordinary dividend under the forward sale agreement), (b) securities of another company that we acquire or own (directly or indirectly) as a result of a spin-off or similar transaction, or (c) any other type of securities (other than our common stock), rights, warrants or other assets for payment at less than the prevailing market price; (3) certain ownership thresholds applicable to such forward purchaser and its affiliates are or would be exceeded; (4) an event (a) is announced that if consummated would result in certain mergers or tender offers, as well as certain events involving our nationalization, our insolvency or a delisting of our common stock or (b) occurs that would constitute a hedging disruption or a change in law; or (5) certain other events of default or termination events occur, including, among others, any material misrepresentation made by us in connection with such forward sale agreement (each as more fully described in the relevant forward sale agreement).
A forward purchaser’s decision to exercise its right to accelerate its respective forward sale agreement (or, in certain cases, the portion thereof that it determines is affected by the relevant event) and to require us to settle such forward sale agreement will be made irrespective of our interests, including our need for capital. In such cases, we could be required to issue and deliver our common stock under the terms of the physical settlement provisions of the relevant forward sale agreement irrespective of our capital needs, which would result in dilution to our earnings per share and may adversely affect the market price of our common stock. In addition, we would be obligated to issue some or all of the shares offered hereby pursuant to the underwriting agreement in the event that the number of shares underlying the forward sale agreements is reduced, as described in “Underwriting (Conflicts of Interest) – Forward Sale Agreements.”
The forward sale agreements provide for settlement on a settlement date or dates to be specified at our discretion, but which we expect to occur in one or more settlements on or prior to October 25, 2024. Subject to the provisions of the forward sale agreements, delivery of our shares upon physical or net share settlement of the forward sale agreements will result in dilution to our earnings per share and may adversely affect the market price of our common stock.
We may elect, subject to certain conditions, cash settlement or net share settlement for all or a portion of our obligations under the forward sale agreements if we conclude that it is in our interest to do so. For example, we may conclude that it is in our interest to cash settle or net share settle some or all of the forward sale agreements if we have no current use for all or a portion of the net proceeds due upon physical settlement of the forward sale agreements.
If we elect to cash or net share settle all or a portion of the shares of our common stock underlying any forward sale agreements, we would expect the applicable forward purchasers or their respective affiliates to purchase the number of shares necessary, based on the number of shares with respect to which we have elected cash or net share settlement, in order to satisfy their obligation to return shares of our common stock to securities lenders to unwind such forward purchaser’s hedge (after taking into consideration any shares of our common stock to be delivered by us to such forward purchaser, in the case of net share settlement); and, if applicable in connection with net share settlement, to deliver shares of our common stock to us or taking into account shares of our common stock to be delivered by us, as applicable. If the Rule 10b-18 volume weighted average price over the relevant unwind period (in the case of cash settlement) or the price paid by the applicable forward purchasers or their respective affiliates to so purchase our common stock (in the case of net share settlement), in each case, is above the applicable forward sale price at that time, we will pay or deliver, as the case may be, to the applicable forward purchasers under the applicable forward sale agreements, an amount in cash, or a number of shares of our common stock with a market value, equal to such difference. Any such difference could be significant. Conversely, if the Rule 10b-18 volume weighted average price over the relevant unwind period (in the case of cash settlement) or the price paid by the applicable forward purchasers or their respective affiliates to so purchase our common stock (in the case of net share settlement), in each case, is below the applicable forward sale price at that time, the applicable forward purchasers will pay or deliver, as the case may be, to us under the applicable forward sale agreements, an amount in cash, or a number of shares of our common stock with a market value, equal to such difference. See “Underwriting (Conflicts of Interest) – Forward Sale Agreements” for information on the forward sale agreements we plan to enter into in connection with this offering.
In addition, the purchase of our common stock by forward purchasers or their respective affiliates, to unwind the forward purchasers’ hedge position, could cause the price of our common stock to increase over time, thereby increasing the amount of cash or the number of shares of our common stock that we would owe to the applicable forward purchasers upon cash settlement or net share settlement, as the case may be, of the applicable forward sale agreements, or decreasing the amount of cash or the number of shares of our common stock that the applicable forward purchasers owe us upon cash settlement or net share settlement, as the case may be, of the applicable forward sale agreements.
In case of our bankruptcy or insolvency, the forward sale agreements will automatically terminate, and we would not receive the expected proceeds from the sale of our common stock.
If we file for or a regulatory authority with jurisdiction over us institutes, or we consent to, a proceeding seeking a judgment in bankruptcy or insolvency or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or we or a regulatory authority with jurisdiction over us presents a petition for our winding-up or liquidation, and we consent to such a petition, the forward sale agreements will automatically terminate. If the forward sale agreements so terminate, we would not be obligated to deliver to the applicable forward purchasers any shares of our common stock not previously delivered, and the forward purchasers would be discharged from their obligation to pay the relevant forward sale price per share in respect of any shares of common stock not previously settled. Therefore, to the extent there are any shares of our common stock with respect to which the forward sale agreements have not been settled at the time of the commencement of any such bankruptcy or insolvency proceedings, we would not receive the relevant forward sale price per share in respect of those shares of common stock.

USE OF PROCEEDS
General
We will not initially receive any proceeds from the sale of shares of our common stock offered in this offering, unless an event occurs that requires us to sell such shares to the underwriters in lieu of the forward sellers selling such shares to the underwriters.
The forward sale price will initially be $41.76375 per share, which is equal to the public offering price per share of our common stock less the underwriting discount in this offering. The forward sale price is subject to adjustment pursuant to the forward sale agreements, and the actual proceeds are subject to settlement of the forward sale agreements. If the overnight bank funding rate decreases substantially prior to the settlement of the forward sale agreements, we may receive less than the initial forward sale price per share upon physical settlement of the forward sale agreements. Although we expect to settle the forward sale agreements entirely by the physical delivery of shares of our common stock in exchange for cash proceeds, we may elect cash settlement or net share settlement for all or a portion of our obligations under the forward sale agreements. If we elect to cash settle the forward sale agreements, we would expect to receive an amount of net proceeds that is significantly lower than the estimate included under this caption, and we may not receive any net proceeds (or may owe cash, which could be a significant amount, to the forward purchasers). If we elect to net share settle the forward sale agreements in full, we would not receive any cash proceeds from the forward purchasers (and we may be required to deliver shares of our common stock to the forward purchasers and the number of those shares could be significant). As a result, the actual amount of cash we receive upon settlement of the forward sale agreements may be less, perhaps substantially, than the amount reflected in this prospectus supplement or we may not receive any cash from that settlement. The forward sale agreements are subject to acceleration by the forward purchasers upon the occurrence of certain events.
The amount of cash or shares of our common stock we receive upon settlement of the forward sale agreements, if any, will depend on the relevant settlement method, the time of settlement, market interest rates and, if applicable under cash or net share settlement, the market price of our common stock during the period in which a forward counterparty unwinds its hedge positions with respect to the forward sale agreements. Settlement will occur on or prior to one or more dates specified by us under the forward sale agreements. We expect to settle the forward sale agreements in one or more settlements on or prior to October 25, 2024, which is the scheduled final settlement date under the forward sale agreements. See “Underwriting (Conflicts of Interest) – Forward Sale Agreements” for a description of certain terms of the forward sale agreements. We expect to use approximately $260 million of the net proceeds that we receive upon settlement of the forward sale agreements we plan to enter into in connection with this offering to repay our Term Loan.
Green Financing Framework
We intend to allocate an amount equivalent to the net proceeds that we receive from the sale of shares of our common stock pursuant to the forward sale agreements and, if required under the limited circumstances described herein, from our sale of shares of our common stock directly to the underwriters in lieu of shares that would otherwise have been sold by the forward sellers, to finance, in whole or in part, one or more eligible green investments (“Eligible Investments”) as defined in our Green Financing Framework (as if the proceeds of this offering were from a bond offering as set forth in the Green Financing Framework) and detailed below. Pending allocation, we will manage any portion of the net proceeds that we receive, but have not yet been allocated to Eligible Investments in accordance with our normal liquidity management practices. We intend to complete the allocation of an amount equal to the net proceeds of the offering to Eligible Investments within five years.
Our Eligible Investments and the process by which we intend to select projects, manage proceeds, and report on allocation and impact will be aligned with our Green Financing Framework, detailed below.
Eligible Investments
Renewable Energy: Investments in or expenditures related to the acquisition, development, operation, and maintenance of new and existing renewable energy generation. Examples include wind and solar energy generation, battery storage, as well as all related transmission and distribution infrastructure.

Energy Efficiency: Investments in or expenditures related to advanced metering and grid infrastructure, energy efficient infrastructure, technology to enable customers to better manage their energy use, and expenditures in programs and technology that provide clean energy resource options for customers.
Clean Transportation: Investments in or expenditures related to transportation electrification activities.
Climate Change Adaptation: Investments in or expenditures related to helping to mitigate weather-related damage from elevated wildfire risk and enhancing the resilience of the grid.
As described in the Green Financing Framework, we will not knowingly allocate the proceeds of this offering to:
•	investments that have already received an allocation of proceeds under another one of our green financings;
•	activities related to the exploration, production or transportation of fossil fuels;
•	consumption of fossil fuels for the purpose of power generation; or
•	nuclear energy.
Project Evaluation and Selection Process
Our Treasury Department will be responsible for evaluating and selecting Eligible Investments in collaboration with internal subject matter experts from other departments (including Accounting, Financial Planning & Analysis, Investor Relations and Legal). Eligible Investments will be evaluated based on financial and risk-based analyses as well as strategic considerations to determine prioritization.
Management of Proceeds
Our allocation of any net proceeds received will be reflected in internal records. Our Treasury Department will establish and maintain a register to record allocation of the net proceeds to Eligible Investments on an ongoing basis. In the case of divestment or if an Eligible Investment no longer meets the eligibility criteria listed above within five years of this offering, we intend to use reasonable efforts to reallocate the proceeds to one or more other Eligible Investments as soon as practicable.
Reporting
We will publish a Green Use of Proceeds Equity Report on our dedicated Green Financing webpage following the one-year anniversary of the issuance and will update it annually until the net proceeds of the offering have been fully allocated.
The report is expected to include:
•	A complete list of Eligible Investments to which net proceeds have been allocated, the amounts allocated and the remaining balance of proceeds that have not yet been allocated.
•
Where feasible, quantitative environmental impact metrics for Eligible Investment expenditures for the period covered by the Green Use of Proceeds Equity Report, as well as the methodologies and assumptions underlying such metrics. The definition, calculation, and reporting of environmental impact metrics will be at our sole discretion.

We expect each Green Use of Proceeds Equity Report will be accompanied by an attestation from an independent registered public accounting firm with respect to such firm’s examination of the assertion by our management team as to the aggregate amount of net proceeds allocated to specific categories of Eligible Investments. Examination will be conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants.

CAPITALIZATION
The following table sets forth our consolidated cash and cash equivalents and capitalization as of September 30, 2022:
•	on an actual basis; and
•
as adjusted to give effect to the issuance and sale of our common stock to the forward purchasers under the forward sale agreements that we plan to enter into in connection with this offering, assuming full physical settlement of the forward sale agreements as of September 30, 2022 (but not the use of proceeds therefrom).

The following information is based on the assumptions described below and does not purport to reflect the actual amounts of proceeds we will receive from the settlement of the forward sale agreements or what our actual consolidated cash and cash equivalents or capitalization will be upon completion of those transactions. This table should be read in conjunction with our consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.
	Actual	As Adjusted for the Forward Sale Settlement
	(dollars in millions)
Cash and cash equivalents	$18	$440
Debt:
Short-term debt	$40	$40
Long-term debt	$3,286	$ 3,286
Total debt	$3,326	$ 3,326
Shareholders’ Equity:
7.75% Series Cumulative Preferred Stock, no par value, 30,000,000 shares authorized; none issued and outstanding as of September 30, 2022	$—	$—
Common stock, no par value, 160,000,000 shares authorized; 89,270,661 shares issued and outstanding as of September 30, 2022	$1,245	$ 1,667
Accumulated other comprehensive loss	$(9)	$(9)
Retained earnings	$1,524	$ 1,524
Total shareholders’ equity	$2,760	$ 3,182
Total capitalization	$6,086	$6,508
The information in the table does not reflect PGE’s expected $415 million investment in the Clearwater Wind Project. See “Summary Information-Recent Developments.”
The information in the foregoing table is based on the number of shares of our common stock outstanding as of September 30, 2022 with certain exclusions as described below, and assumes that we receive proceeds of $434.3 million from the sale of shares of our common stock pursuant to the forward sale agreements (before deducting fees, expenses and discounts and assuming full physical settlement of the forward sale agreements). The number of outstanding shares of our common stock as adjusted for the full physical settlement of the forward sale agreements appearing in the table above assumes that we will receive total proceeds of $434.3 million from the sale of shares of our common stock pursuant to the forward sale agreements and that the forward sale price will be $41.76375 per share of our common stock (in each case before deducting discounts and expenses).
The assumed amount of net proceeds from sales of our common stock under the forward sale agreements assumes full physical settlement of the forward sale agreements and that settlement under the forward sale agreements occurs concurrently with the closing of this offering. However, we expect to settle the forward sale agreements in one or more settlements on or prior to October 25, 2024. In addition, although we expect to settle the forward sale agreements entirely by the physical delivery of shares of our common stock in exchange for cash proceeds, we may elect cash settlement or net share settlement for all or a portion of our obligations under the forward sale agreements. If we elect to cash settle the forward sale agreements, we would expect to receive an amount of proceeds that is significantly lower than the amount reflected in the foregoing table, and we may not receive any proceeds (or may owe cash, which could be a significant amount, to the forward purchasers). If we elect to net share settle the forward sale agreements in full, we would not receive any cash proceeds from the forward purchasers (and we may be required to deliver shares of our common stock to the forward purchasers, and the number of those shares could be significant). In addition, the forward sale price is subject to adjustment pursuant to the forward sale agreements and the actual proceeds are subject to settlement of the forward sale agreements. The forward sale agreements are also subject to acceleration by the forward purchasers upon the occurrence of certain events.
The actual number of shares of our common stock and the number of shares of our common stock as adjusted for full physical settlement of the forward sale agreements set forth in the line item captioned “Common stock” in the foregoing table are based on 89,270,661 shares of our common stock outstanding as of September 30, 2022, and such actual number of shares and the number of shares of our common stock as adjusted for the full physical settlement of the forward sale agreements set forth in such line item exclude:
(a) (i) 280,659 shares of our common stock reserved for issuance upon vesting of our time based restricted stock units (including reinvested dividends) outstanding as of September 30, 2022, (iii) 298,436 shares of our common stock reserved for issuance upon the vesting of our performance based restricted stock units (including reinvested dividends), assuming the maximum payout was achieved, outstanding as of September 30, 2022 under our Plan and (iv) shares reserved for issuance upon the vesting of any awards we may have issued under the Plan subsequent to September 30, 2022;
(b) any additional shares of common stock we may issue from and after October 25, 2022 through final settlement of the forward sale agreements;
(c) any additional shares of common stock we may issue under our ESPP subsequent to September 30, 2022;
(d) any additional shares of common stock we may repurchase under our Share Repurchase Program subsequent to September 30, 2022; and
(e) any additional shares we have issued or may issue under our DRIP subsequent to September 30, 2022.
In addition, the number of shares of our common stock to be outstanding immediately after this offering, assuming full physical settlement of the forward sale agreements, as set forth above is based upon the assumed number of shares that we will be obligated to issue upon settlement of the forward sale agreements upon physical settlement of the forward sale agreements.
Under the ESPP, we are currently delivering newly issued shares of our common stock. Over the 12 months ended September 30, 2022, approximately 33,121 shares of our common stock were issued in connection with the ESPP.
Under the Stock Repurchase Program, we may repurchase up to 350,000 shares at a maximum sale price of $60. Over the 12 months ended September 30, 2022, approximately 350,000 shares of our common stock were repurchased in connection with the Stock Repurchase Plan.
Under the DRIP, we are currently delivering newly issued shares of our common stock to settle shares purchased. Over the 12 months ended September 30, 2022, approximately 1,168 shares of our common stock were issued in connection with the DRIP. The number of additional shares issued under the DRIP going forward is dependent on whether PGE continues to deliver newly issued shares under the DRIP, PGE’s stock price and the elections by plan participants to purchase PGE common stock in the future.
The number of shares of our common stock to be outstanding as adjusted for the full physical settlement of the forward sale agreements also assumes that no event will occur that would require us to sell shares of our common stock to the underwriters in lieu of the forward sellers selling shares of our common stock to the underwriters. If such an event occurs, (i) the number of shares of our common stock to be outstanding prior to any full physical settlement of the forward sale agreement would be increased by such number of shares and (ii) the number of shares of our common stock issuable pursuant to physical settlement of the forward sale agreements would be reduced by such number of shares.
The information contained in the table above assumes that the option granted to the underwriters in this offering to purchase additional shares of our common stock is not exercised.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS
Our common stock is listed on the NYSE under the symbol “POR.” The following table sets forth the high and low sale prices, as reported in the consolidated transaction reporting system. As of October 24, 2022, there were 89,272,904 shares of our common stock outstanding.
Calendar Year	High	Low	Dividends Declared Per Share of Common Stock
2020:
First Quarter	$56.4109	$35.8732	$0.385
Second Quarter	47.8979	37.0653	0.385
Third Quarter	40.7736	31.0012	0.4075
Fourth Quarter	41.4966	33.4989	0.4075

2021:
First Quarter	$45.5263	$38.8036	$0.4075
Second Quarter	48.8040	44.1032	0.43
Third Quarter	49.9129	43.7395	0.43
Fourth Quarter	51.5229	45.6615	0.43

2022:
First Quarter	$54.5664	$47.5312	$0.43
Second Quarter	55.9109	44.556	0.4525
Third Quarter	55.1203	43.46	0.4525
On October 24, 2022, the last reported sale price of our common stock on the NYSE was $43.75. As of October 24, 2022, there were approximately 1,078 holders of record of our common stock.
While we have paid regular quarterly cash dividends and expect to pay comparable quarterly dividends on the shares of our common stock in the future, the declaration of any dividends is at the discretion of our board of directors. The amount of any dividend declaration depends upon factors that the board of directors deems relevant and may include, but are not limited to, our results of operations and financial condition, future capital expenditures and investments, and applicable regulatory and contractual restrictions. See “Risk Factors – Risks Related to Our Common Stock – We may be unable to, or may choose not to, continue to pay dividends on our common stock at current or planned rates or at all.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS
The following discussion is a summary of the material U.S. federal income tax considerations to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock sold pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.
This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences that may be relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax and of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
•	U.S. expatriates and former citizens or long-term residents of the United States;
•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or integrated investment;
•	banks, insurance companies, and other financial institutions;
•	brokers, dealers or certain electing traders in securities that are subject to a mark-to-market method of tax accounting for their securities;
•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•	tax-exempt organizations or governmental organizations;
•	persons deemed to sell our common stock under the constructive sale provisions of the Code;
•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•	tax-qualified retirement plans; and
•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.
If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•	an individual who is a citizen or resident of the United States;
•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•
a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions
If we make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “– Sale or Other Taxable Disposition.”
Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). If a Non-U.S. Holder holds the stock through a financial institution or other intermediary, the Non-U.S. Holder will be required to provide appropriate documentation to the intermediary, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net-income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition
A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:
•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•	our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a “U.S. real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net-income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition and the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. holder is a U.S. person and the Non-U.S. holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that Non-U.S. holder is a U.S. person, or the Non-U.S. holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING (CONFLICTS OF INTEREST)
Barclays Capital Inc. and J.P. Morgan Securities LLC are acting as the representatives of the underwriters. Under the terms and subject to the conditions of an underwriting agreement dated the date of this prospectus supplement, each of the underwriters have agreed, severally and not jointly, to purchase, and the forward purchasers (or one of their respective affiliates) have agreed to sell to the underwriters, the number of shares of common stock shown opposite its name below:
Underwriters	Number of Shares
Barclays Capital Inc.	3,636,000
J.P. Morgan Securities LLC	3,636,000
BofA Securities, Inc.	1,010,000
Wells Fargo Securities, LLC	1,010,000
Guggenheim Securities, LLC	404,000
Siebert Williams Shank & Co., LLC	404,000
Total	10,100,000
The underwriters are offering the shares of common shares subject to their acceptance of the shares from the forward purchasers (or one of their respective affiliates) and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the common shares offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common shares offered by this prospectus supplement if any such shares are taken.
Our common stock is listed on the New York Stock Exchange under the symbol “POR.”
The underwriters propose to offer our common shares from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. In connection with the sale of our common shares offered hereby, the underwriters may be deemed to have received compensation in the form of underwriting discounts. The underwriters may effect such transactions by selling our common shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or purchasers of our common shares for whom they may act as agents or to whom they may sell as principal. The difference between the price at which the underwriters purchase common shares and the price at which the underwriters resell such common shares may be deemed underwriting compensation.
The expenses of the offering that are payable by us are estimated to be approximately $500,000 (excluding underwriting discounts and commissions). We have agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with the offering in an amount up to $15,000 as set forth in the underwriting agreement. The underwriters have also agreed to reimburse us for certain of our expenses incurred with respect to this offering.
Forward Sale Agreements
We expect to enter into separate forward sale agreements with each of the forward purchasers, relating to an aggregate of 10,100,000 shares of our common stock. In connection with the forward sale agreements, the forward purchasers (or affiliates thereof) are expected to borrow from third parties and sell to the underwriters an aggregate of 10,100,000 shares of our common stock that will be delivered in this offering.
If any forward purchaser or its affiliate does not deliver and sell all of the shares of our common stock to be delivered and sold by it pursuant to the terms of the underwriting agreement (including because insufficient shares of our common stock were made available by securities lenders for borrowing at a stock borrow cost below a specified threshold), we will issue and sell directly to the underwriters the number of shares of our common stock not delivered and sold by such forward purchaser or its affiliate, and under such circumstances the number of shares of our common stock underlying the relevant forward sale agreement will be decreased by the number of shares of our common stock that we issue and sell to the underwriters. Under any such circumstance, the commitment of the underwriters to purchase shares of our common stock from the relevant forward purchaser or its affiliate will be replaced with the commitment to purchase from us, at a price equal to the public offering price less the underwriting discount per share, as set forth on the cover page of this prospectus supplement.
We will not receive any proceeds from the sale of our common stock by the forward purchasers or their affiliates, but we expect to receive an amount equal to the net proceeds from the sale of the borrowed shares of our common stock sold in this offering, subject to certain adjustments pursuant to the forward sale agreements, from the forward purchaser upon full physical settlement of the forward sale agreements. We will only receive such proceeds if we elect to fully physically settle the forward sale agreements.
The forward sale agreements provide for settlement on a settlement date or dates to be specified at our discretion, but which we expect to occur in one or more settlements on or prior to October 25, 2024. On a settlement date, if we decide to physically settle any forward sale agreement, we will issue shares of our common stock to the forward purchaser under the relevant forward sale agreement at the forward sale price. The forward sale price initially will be equal to the public offering price less the underwriting discount per share, as set forth on the cover page of this prospectus supplement. The forward sale price that we expect to receive upon physical settlement of each forward sale agreement will be subject to adjustment on a daily basis based on a floating interest rate factor equal to a specified daily rate less a spread and will be decreased based on amounts related to expected dividends on our common stock during the term of the applicable forward sale agreement. If the specified daily rate is less than the spread on any day, the interest rate factor will result in a daily reduction of the forward sale price.
Before settlement of any forward sale agreement, we expect that the shares issuable upon settlement of such forward sale agreement will be reflected in our diluted earnings per share, return on equity and dividends per share calculations using the treasury stock method. Under this method, the number of shares of our common stock used in calculating diluted earnings per share, return on equity and dividends per share is deemed to be increased by the excess, if any, of the number of shares of our common stock that would be issued upon full physical settlement of such forward sale agreement over the number of shares of our common stock that could be purchased by us in the market (based on the average market price during the period) using the proceeds receivable upon full physical settlement (based on the average adjusted forward sale price during the reporting period). Consequently, we anticipate there will be no dilutive effect on our earnings per share, return on equity and dividends per share prior to physical or net share settlement of the forward sale agreements and subject to the occurrence of certain events, except during periods when the average market price of our common stock is above the average forward sale price, which is initially $41.76375 per share (equal to the public offering price less the underwriting discount per share, as set forth on the cover page of this prospectus supplement).
We may elect, subject to certain conditions, cash settlement or net share settlement for all or a portion of our obligations under the forward sale agreements. If we elect to cash or net share settle all or a portion of the shares of our common stock underlying any forward sale agreements, we would expect the applicable forward purchasers or their respective affiliates to purchase the number of shares necessary, based on the number of shares with respect to which we have elected cash or net share settlement, in order to satisfy their obligation to return shares of our common stock to securities lenders to unwind such forward purchaser’s hedge (after taking into consideration any shares of our common stock to be delivered by us to such forward purchaser, in the case of net share settlement); and, if applicable in connection with net share settlement, to deliver shares of our common stock to us or taking into account shares of our common stock to be delivered by us, as applicable. If the Rule 10b-18 volume weighted average price over the relevant unwind period (in the case of cash settlement) or the price paid by the applicable forward purchasers or their respective affiliates to so purchase our common stock (in the case of net share settlement), in each case, is above the applicable forward sale price at that time, we will pay or deliver, as the case may be, to the applicable forward purchasers under the applicable forward sale agreements, an amount in cash, or a number of shares of our common stock with a market value, equal to such difference. Any such difference could be significant. Conversely, if the Rule 10b-18 volume weighted average price over the relevant unwind period (in the case of cash settlement) or the price paid by the applicable forward purchasers or their respective affiliates to so purchase our common stock (in the case of net share settlement), in each case, is below the applicable forward sale price at that time, the applicable forward purchasers will pay or deliver, as the case may be, to us under the applicable forward sale agreements, an amount in cash, or a number of shares of our common stock with a market value, equal to such difference.
In addition, the purchase of our common stock by forward purchasers or their respective affiliates, to unwind the forward purchasers’ hedge position, could cause the price of our common stock to increase over time, thereby increasing the amount of cash or the number of shares of our common stock that we would owe to the applicable forward purchasers upon cash settlement or net share settlement, as the case may be, of the applicable forward sale agreements, or decreasing the amount of cash or the number of shares of our common stock that the applicable forward purchasers owe us upon cash settlement or net share settlement, as the case may be, of the applicable forward sale agreements.
Each forward purchaser will have the right to accelerate its respective forward sale agreement (or, in certain cases, the portion thereof that it determines is affected by the relevant event) and require us to physically settle the applicable forward sale agreement on a date specified by the applicable forward purchasers if (1) in its commercially reasonable judgment, it or its affiliate is unable to hedge (or maintain a hedge of) its exposure in a commercially reasonable manner under such forward sale agreement because insufficient shares of our common stock have been made available for borrowing by securities lenders, or (b) it or its affiliates would incur a stock borrow cost in excess of a specified threshold; (2) we declare any dividend, issue or distribution on shares of our common stock that is payable in (a) cash in excess of specified amounts (unless it constitutes an extraordinary dividend under the forward sale agreement), (b) securities of another company that we acquire or own (directly or indirectly) as a result of a spin-off or similar transaction, or (c) any other type of securities (other than our common stock), rights, warrants or other assets for payment at less than the prevailing market price; (3) certain ownership thresholds applicable to such forward purchaser and its affiliates are or would be exceeded; (4) an event (a) is announced that if consummated would result in certain mergers or tender offers, as well as certain events involving our nationalization, our insolvency or a delisting of our common stock or (b) occurs that would constitute a hedging disruption or a change in law; or (5) certain other events of default or termination events occur, including, among others, any material misrepresentation made by us in connection with such forward sale agreement (each as more fully described in the relevant forward sale agreement).
A forward purchaser’s decision to exercise its right to accelerate its respective forward sale agreement (or, in certain cases , the portion thereof that it determines as is affected by the relevant event) and to require us to settle such forward sale agreement will be made irrespective of our interests, including our need for capital. In such cases, we could be required to issue and deliver our common stock under the terms of the physical settlement provisions of the relevant forward sale agreement irrespective of our capital needs, which would result in dilution to our earnings per share and may adversely affect the market price of our common stock. In addition, upon certain events of bankruptcy, insolvency or reorganization relating to us, the forward sale agreement will terminate without further liability of either party. Following any such termination, we would not issue any shares of our common stock and we would not receive any proceeds pursuant to the forward sale agreement. See “Risk Factors—Risks Related to the Forward Sale Agreements.
Option to Purchase Additional Shares
The underwriters have been granted the option, exercisable in whole or from time to time in part to purchase up to an additional 1,515,000 shares of our common stock at the public offering price per shares shown above, less the underwriting discount, exercisable for 30 days after the date of this prospectus supplement
Upon any exercise of such option, we expect to enter into additional forward sale agreements with each of the forward purchasers in respect of the number of shares sold to the underwriters by the applicable forward purchaser or its affiliate in connection with the exercise of such option. In such event, if the forward purchasers determine in good faith, after using commercially reasonable efforts, that the forward sellers are unable to borrow and deliver for sale to the underwriters on the anticipated closing date for the exercise of such option the number of shares of our common stock in respect of which such option has been exercised or that the forward sellers are unable to borrow, at a stock loan rate not greater than a specified rate, and deliver for sale to the underwriters on the anticipated closing date for each exercise of such option the number of shares of our common stock in respect of which such option has been exercised, or if the forward sellers elect, in connection with the exercise of such option, not to borrow shares of our common stock and sell such shares to the underwriters, because certain conditions in the underwriting agreement for this offering are not satisfied, we will issue and sell directly to the underwriters the number of shares of our common stock not delivered and sold by such forward purchaser or its affiliate to the underwriters, and under such circumstances the number of shares of our common stock underlying the relevant additional forward sale agreement will be decreased by the number of shares of our common stock that we issue and sell to the underwriters. Upon any exercise of such option, if we do not enter into additional forward sale agreements with the forward purchasers, we will issue and sell to the underwriters the number of shares of our common stock in respect of which such option has been exercised.

Lock-Up Agreements
PGE and its directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons, with limited exceptions including those described below, for a period of 60 days after the date of this prospectus supplement, may not, without the prior written consent of Barclays Capital Inc. and J.P. Morgan Securities LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued pursuant to any stock incentive plan, employee stock purchase plan or dividend reinvestment plan of PGE, upon the settlement of dividend equivalent rights or upon exercise of a stock option or warrant), or publicly disclose the intention to undertake any of the forgoing, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.
The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the Representatives and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including: (a) the acquisition of common stock pursuant to any stock incentive plan or employee stock purchase plan in effect at, or any dividend reinvestment plan approved by the Company’s board of directors prior to, the time of this prospectus; (b) the acquisition of common stock upon the settlement of dividend equivalent rights outstanding at the time of this prospectus; (c) forfeiture, cancellation, withholding, surrender or delivery of shares of common stock to the company pursuant to a broker arrangement to satisfy any income, employment and/or social security tax withholding and/or remittance obligations in connection with the vesting during the lock-up period of any restricted stock unit, restricted shares, performance share unit or phantom shares; provided that no filing under Section 16(a) of the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such forfeiture, cancellation, withholding, surrender or delivery, other than a filing on Form 4; (d) transfers of shares of common stock to accounts that the lock-up party controls that result only in a change in the form of the lock-up party’s beneficial ownership of securities without changing the undersigned’s pecuniary interest in the securities and that do not result in the obligation to file a report pursuant to Section 16 of the Exchange Act; (e) transfers of shares of common stock as a bona fide gift, provided that (i) each donee shall sign and deliver a lock-up letter (provided that (x) if the undersigned transfers shares of common stock which, in the aggregate, represent no more than 5,000 common share equivalents to donees who are bona fide charities, no such bona fide charities shall be required to deliver such lock-up letters to the Representatives, but (y) if the undersigned transfers shares of Common Stock and Convertible Securities which, in the aggregate, represent more than 5,000 common share equivalents to donees who are bona fide charities, then all such charities must deliver such lock-up letters to the Representatives), and (ii) no filing under Section 16(a) of the Exchange Act, or other public announcement, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the lock-up period, except that a Form 4 filing permitted by clause (c) above may also reflect a reduction in beneficial ownership resulting from a bona fide gift made in accordance with this clause (e) so long as such Form 4 expressly states that such reduction is the result of a bona fide gift; (f) transfers of shares of common stock either during the lock-up party’s lifetime or on death (i) by will or intestacy, (ii) to a trust the beneficiaries of which are exclusively the lock-up party and/or a member or members of his or her immediate family, or (iii) by operation of law, including domestic relations order, provided that each such transferee shall sign and deliver a lock-up letter; (g) transfers of shares of common stock pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by the Company’s board of directors and made to all holders of the Company’s securities involving a “change of control” of the Company, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, such shares of common stock held by the undersigned shall remain subject to the provisions of the lock-up letter; or (h) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of common stock during the lock-up period and no public announcement or filing under the Exchange Act or otherwise regarding the establishment of such plan shall be required or shall be voluntarily made by or on behalf of the lock-up party or the Company.

Barclays Capital Inc. and J.P. Morgan Securities LLC in their discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Barclays Capital Inc. and J.P. Morgan Securities LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.
Indemnification
We have agreed to indemnify the underwriters and the forward purchasers against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make for these liabilities.
Price Stabilization, Short Positions and Penalty Bids
The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:
•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
•
A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.
•
Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
Electronic Distribution
In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships
Certain of the underwriters and their related entities have engaged and may engage in commercial and investment banking transactions with us in the ordinary course of their business. They have received customary compensation and expenses for these commercial and investment banking transactions. The underwriters and their respective affiliates may in the future provide various investment banking and other services to us, and our affiliates, for which they would receive customary compensation from us.
In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively traded debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters or their affiliates that have a lending relationship with us may hedge their credit exposure to us consistent with their customary risk management policies. Typically, investment banking and other financial institutions, like the underwriters and their affiliates, would hedge such exposure by entering into transactions that consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the shares offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the shares offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
In addition, an affiliate of Barclays Capital Inc., an underwriter in this offering, is a lender under our Term Loan that will be repaid with a portion of the net proceeds that we will receive upon settlement of the forward sale agreements we plan to enter into in connection with this offering. As a result, we expect affiliates of Barclays Capital Inc. to receive a portion of the net proceeds of this offering.
Conflicts of Interest
All of the proceeds from the sale of shares of our common stock offered in this offering (excluding proceeds, if any, paid to us with respect to any shares of common stock that we may sell to the underwriters in lieu of the forward sellers selling such shares and excluding proceeds we may receive if the underwriters exercise their option to purchase additional shares of common stock directly from us) will be paid to the forward purchasers. In addition, an affiliate of Barclays Capital Inc., an underwriter in this offering, is a lender under our Term Loan that will be repaid with a portion of the net proceeds that we will receive upon settlement of the forward sale agreements we plan to enter into in connection with this offering. Because Barclays Capital Inc. and J.P. Morgan Securities LLC, or their affiliates, will receive more than 5% of the net proceeds of this offering, Barclays Capital Inc. and J.P. Morgan Securities LLC are deemed to have a conflict of interest within the meaning of Rule 5121 (Public Offerings of Securities with Conflicts of Interest) of FINRA Rule 5121. Accordingly, this offering is being conducted in compliance with the applicable provisions of FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering, as the shares of our common stock have a “bona fide public market” (as defined in FINRA Rule 5121). In addition, Barclays Capital Inc. and J.P. Morgan Securities LLC may not make sales in this offering to any discretionary account without the prior written approval of the customer.
Selling Restrictions
Notice to prospective investors in the European Economic Area and the United Kingdom
In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus supplement in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of shares may be made to the public in that Relevant State other than at any time under the following exemptions under the Prospectus Regulation:
A. to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
B. to fewer than 150, natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

C. in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” implementing Article 2(e) of the Prospectus Regulation.
In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale. For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129. References to the Prospectus Regulation includes, in relation to the United Kingdom, the Prospectus Regulation as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018.
Notice to prospective investors in the United Kingdom
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares of our common stock in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.
Notice to prospective investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement or the accompanying prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to prospective investors in Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to prospective investors in the Dubai International Financial Centre (“DIFC”)
This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.
In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.
Notice to prospective investors in Australia
This prospectus:
•	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);
•
has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act; and

•
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

LEGAL MATTERS
Certain legal matters relating to this offering will be passed upon for us by Latham & Watkins LLP, and certain legal matters will be passed upon for us by Angelica Espinosa, our General Counsel. As of October 24, 2022, Ms. Espinosa owned no shares of our common stock. Pursuant to various stock and employee benefit plans, Ms. Espinosa is eligible to purchase and receive shares of our common stock and to receive options to purchase shares of common stock. Davis Polk & Wardwell LLP, will act as counsel to the underwriters and the forward purchasers.
EXPERTS
The financial statements of Portland General Electric Company as of December 31, 2021 and 2020, and for each of the three years in the period ended December 31, 2021, incorporated by reference in this Prospectus Supplement, and the effectiveness of Portland General Electric Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and special reports, proxy statements and other information with the SEC. The SEC also maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC at www.sec.gov. You can inspect reports and other information we file at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. In addition, we maintain a web site that contains information about us at www.portlandgeneral.com. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus supplement, the accompanying prospectus or any other report or document we file with or furnish to the SEC.
We have filed with the SEC a registration statement on Form S-3 (File No. 333-266454), of which this prospectus supplement and the accompanying prospectus are a part, including exhibits, schedules and amendments filed with, or incorporated by reference in, such registration statement, under the Securities Act. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company, reference is made to the registration statement, including the exhibits to the registration statement. Statements contained in this prospectus supplement and the accompanying prospectus as to the contents of any contract or other document referred to, or incorporated by reference, in this prospectus supplement and the accompanying prospectus are not necessarily complete and, where that contract or document is an exhibit to the registration statement, each statement is qualified in all respects by the exhibit to which the reference relates. The registration statement is available to you on the SEC’s web site, www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another filed document. Any information referred to in this way is considered part of this prospectus supplement from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus supplement and before the date that the offering of the securities by means of this prospectus supplement is terminated will automatically update and, where applicable, supersede any information contained in this prospectus supplement or incorporated by reference in this prospectus supplement. Accordingly, we incorporate by reference the following documents or information filed with the SEC:
•
Those portions of our Definitive Proxy Statement on Schedule 14A, which we filed with the SEC on March 8, 2022 and March 16, 2022 that are incorporated by reference into Part III of our Annual Report on Form 10-K for the year ended December 31, 2021;

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which we filed with the SEC on February 17, 2022;
•
Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022, June 30, 2022, and September 30, 2022, which we filed with the SEC on April 28, 2022, July 28, 2022, and October 25, 2022, respectively;

•	Current Reports on Form 8-K, which we filed with the SEC on January 18, 2022, May 11, 2022, August 2, 2022, September 14, 2022, and September 27, 2022; and
•
The description of our common stock contained in Item 1 of our Form 8-A filed with the SEC on March 31, 2006 pursuant to Section 12(b) of the Securities Exchange Act of 1934, including any amendment filed for the purpose of updating such description.

We also incorporate by reference all documents we may subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing date of the registration statement of which this prospectus is a part and prior to the termination of the offering (other than documents or information deemed to have been furnished and not filed in accordance with SEC rules). The most recent information that we file with the SEC automatically updates and supersedes older information. The information contained in any such filing will be deemed to be a part of this prospectus, commencing on the date on which the document is filed.
We will provide to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, without charge, upon the written or oral request of such person, a copy of any or all of the documents which are incorporated by reference into this prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates. You should direct requests for such copies to:
Portland General Electric Company
121 SW Salmon Street
Portland, Oregon 97204
Attention: Jardon Jaramillo, Senior Director, Investor Relations & Risk Management
Telephone: (503) 464-7458

PROSPECTUS

Portland General Electric Company
Common Stock
Debt Securities
Stock Purchase Contracts
Stock Purchase Units
and
First Mortgage Bonds
Portland General Electric Company may offer and sell from time to time, in one or more offerings, shares of our common stock, debt securities, stock purchase contracts, stock purchase units and first mortgage bonds.
This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered will be described in a supplement to this prospectus. A prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you make your investment decision.
We may offer and sell these securities through one or more underwriters, dealers and agents, underwriting syndicates managed or co-managed by one or more underwriters, or directly to purchasers, on a continuous or delayed basis. The prospectus supplement for each offering of securities will describe in detail the plan of distribution for that offering. For general information about the distribution of securities offered, please see “Plan of Distribution” on page 18 of this prospectus.
Our common stock is listed on the New York Stock Exchange under the trading symbol “POR.” On August 1, 2022, the last reported sale price of our common stock on the New York Stock Exchange was $52.15 per share. The prospectus supplement will indicate if the securities offered thereby will be listed on any securities exchange.
Investing in these securities involves certain risks. Please read carefully the information included and incorporated by reference in this prospectus for a discussion of the factors you should carefully consider before deciding to purchase these securities, including the discussion of risks incorporated as described under “Risk Factors” on page 5 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is August 2, 2022.

PROSPECTUS

ABOUT THIS PROSPECTUS
This prospectus is part of an “automatic shelf” registration statement that we filed with the Securities and Exchange Commission (the SEC), as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). Under this shelf registration process, we may, from time to time, sell an indeterminate amount of any combination of the securities described in this prospectus in one or more offerings.
This prospectus may not be used to sell securities unless accompanied by a prospectus supplement. This prospectus provides you with a general description of the common stock, debt securities, stock purchase contracts, stock purchase units and first mortgage bonds that we may offer. Each time that securities are sold, a prospectus supplement containing specific information about the terms of that offering will be provided, including the specific amounts, prices and terms of the securities offered. The prospectus supplements may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement and any other offering material prepared by or on behalf of us for a specific offering of securities, together with the additional information described under the heading “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”
This prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement as permitted by the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits.
We are subject to the informational requirements of the Securities Exchange Act of 1934, and, therefore, file reports and other information with the SEC. Our SEC filings are available free of charge to the public on the SEC’s Internet site at www.sec.gov. Our file number with the SEC is 001-5532-99. Information about us, including our SEC filings, is also available through our website at www.portlandgeneral.com. However, information on our website is not incorporated into this prospectus supplement or our other SEC filings and is not a part of this prospectus supplement or those filings.
Statements contained in this prospectus and any accompanying prospectus supplement or other offering material about the provisions or contents of any agreement or other document are only summaries. If SEC rules require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents.
You should rely only on the information contained or incorporated by reference in this prospectus and the applicable prospectus supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.
You should not assume that the information provided in this prospectus, any prospectus supplement or any other offering material is accurate as of any date other than the date on the front of those documents, as applicable. Our business, financial condition, results of operations and prospects may have changed since that date.
Unless otherwise stated or the context otherwise requires, references in this prospectus to “PGE,” “we,” “our,” “us” or the “Company” refer to Portland General Electric Company and its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
The information in this prospectus and the other public filings incorporated by reference herein include statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that relate to expectations, beliefs, plans, assumptions, and objectives concerning future results of operations, business prospects, loads, outcome of litigation and regulatory proceedings, capital expenditures, market conditions, future events or performance, and other matters. Words or phrases such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “will likely result,” “will continue,” “should,” or similar expressions are intended to identify forward-looking statements.
Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, including those risks discussed in this prospectus or otherwise incorporated by reference, that could cause actual results or outcomes to differ materially from those expressed. PGE’s expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis including, but not limited to, management’s examination of historical operating trends and data contained either in internal records or available from third parties, but there can be no assurance that PGE’s expectations, beliefs or projections will be achieved or accomplished.
In addition to any assumptions and other factors and matters discussed elsewhere in this prospectus or incorporated by reference herein, some important factors that could cause actual results or outcomes for PGE to differ materially from those discussed in such forward-looking statements include:
•
governmental policies, legislative action, and regulatory audits, investigations and actions, including those of the Federal Energy Regulatory Commission and the Public Utility Commission of Oregon with respect to allowed rates of return, financings, electricity pricing and price structures, acquisition and disposal of facilities and other assets, construction and operation of plant facilities, transmission of electricity, recovery of power costs, operating expenses, deferrals, timely recovery of costs, and capital investments, and current or prospective wholesale and retail competition;

•
economic conditions that result in decreased demand for electricity, reduced revenue from sales of excess energy during periods of low wholesale market prices, impaired financial stability of vendors and service providers, and elevated levels of uncollectible customer accounts;

•	inflation and interest rates;
•
changing customer expectations and choices that may reduce customer demand for its services may impact PGE’s ability to make and recover its investments through rates and earn its authorized return on equity, including the impact of growing distributed and renewable generation resources, changing customer demand for enhanced electric services, and an increasing risk that customers procure electricity from registered Electricity Service Suppliers (ESSs) or community choice aggregators;

•	the outcome of legal and regulatory proceedings and issues;
•
natural or human-caused disasters and other risks, including, but not limited to, earthquake, flood, ice, drought, extreme heat, lightning, wind, fire, accidents, equipment failure, acts of terrorism, computer system outages and other events that disrupt PGE operations, damage PGE facilities and systems, cause the release of harmful materials, cause fires, and subject the Company to liability;

•
unseasonable or extreme weather and other natural phenomena, such as the greater size and prevalence of wildfires in Oregon in recent years, which could affect public safety, customers’ demand for power and PGE’s ability and cost to procure adequate power and fuel supplies to serve its customers, PGE’s ability to access the wholesale energy market, PGE’s ability to operate its generating facilities and transmission and distribution systems, the Company’s costs to maintain, repair, and replace such facilities and systems, and recovery of costs;

•
PGE’s ability to effectively implement a public safety power shutoff (PSPS) and de-energize its system in the event of heightened wildfire risk, which could cause damage to the Company’s own facilities or lead to potential liability if energized systems are involved in wildfires that cause harm;

•
operational factors affecting PGE’s power generating facilities and battery storage facilities, including forced outages, unscheduled delays, hydro and wind conditions, and disruption of fuel supply, any of which may cause the Company to incur repair costs or purchase replacement power at increased costs;

•
default or nonperformance on the part of any parties from whom PGE purchases capacity or energy, which may cause the Company to incur costs to purchase replacement power and related renewable attributes at increased costs;

•
complications arising from PGE’s jointly-owned plant, including changes in ownership, adverse regulatory outcomes or legislative actions, or operational failures that result in legal or environmental liabilities or unanticipated costs related to replacement power or repair costs;

•
delays in the supply chain and increased supply costs, failure to complete capital projects on schedule or within budget, failure of counterparties to perform under agreements, or the abandonment of capital projects, any of which could result in the Company’s inability to recover project costs;

•	volatility in wholesale power and natural gas prices that could require PGE to post additional collateral or issue additional letters of credit pursuant to power and natural gas purchase agreements;
•	changes in the availability and price of wholesale power and fuels, including natural gas and coal, and the impact of such changes on the Company’s power costs;
•
capital market conditions, including availability of capital, volatility of interest rates, reductions in demand for investment-grade commercial paper, as well as changes in PGE’s credit ratings, any of which could have an impact on the Company’s cost of capital and its ability to access the capital markets to support requirements for working capital, construction of capital projects, and the repayments of maturing debt;

•
future laws, regulations, and proceedings that could increase the Company’s costs of operating its thermal generating plants, or affect the operations of such plants by imposing requirements for additional emissions controls or significant emissions fees or taxes, particularly with respect to coal-fired generating facilities, in order to mitigate carbon dioxide, mercury, and other gas emissions;

•	changes in, and compliance with, environmental laws and policies, including those related to threatened and endangered species, fish, and wildlife;
•
the effects of climate change, whether global or local in nature, including unseasonable or extreme weather and other natural phenomena that may affect energy costs or consumption, increase the Company’s costs, cause damage to PGE facilities and system, or adversely affect its operations;

•	changes in residential, commercial, or industrial customer demand, or demographic patterns, in PGE’s service territory;
•	the effectiveness of PGE’s risk management policies and procedures;
•
cybersecurity attacks, data security breaches, physical security breaches, or other malicious acts that cause damage to the Company’s generation, transmission, or distribution facilities, information technology systems, inhibit the capability of equipment or systems to function as designed or expected, or result in the release of confidential customer, employee, or Company information;

•
employee workforce factors, including potential strikes, work stoppages, transitions in senior management, the ability to recruit and retain key employees and other talent, and turnover due to macroeconomic trends such as voluntary resignation of large numbers of employees similar to that experienced by other employers and industries since the beginning of the coronavirus (COVID-19) pandemic;

•	new federal, state, and local laws that could have adverse effects on operating results;
•
failure to achieve the Company’s greenhouse gas emission goals or being perceived to have either failed to act responsibly with respect to the environment or effectively responded to legislative requirements concerning greenhouse gas emission reductions, any of which can lead to adverse publicity and have adverse effects on the Company's operations and/or damage the Company's reputation;

•	political and economic conditions;
•
the impact of widespread health developments, including the global COVID–19 pandemic, and responses to such developments (such as voluntary and mandatory quarantines, including government stay at home orders, as well as shut downs and other restrictions on travel, commercial, social and other activities), which could materially and adversely affect, among other things, demand for electric services, customers’ ability to pay, supply chains, personnel, contract counterparties, liquidity and financial markets;

•	changes in financial or regulatory accounting principles or policies imposed by governing bodies;
•	acts of war or terrorism; and
•
risks and uncertainties related to RFP final shortlist projects, including, but not limited to regulatory processes, inflationary impacts, supply chain constraints, supply cost increases (including application tariffs impacting solar module imports), and legislative uncertainty.

While we believe that the assumptions underlying such forward–looking statements are reasonable, there can be no assurance that future events or developments will not cause such statements to be inaccurate. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by law, PGE undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all such factors or assess the impact of any such factor on the business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. All forward-looking statements contained in this prospectus and the documents we incorporate by reference in this prospectus are qualified in their entirety by this cautionary statement. We expressly disclaim any obligation or undertaking to update or revise any forward-looking statements to reflect any changes in events or circumstances or in our expectations or results.
PORTLAND GENERAL ELECTRIC COMPANY
Portland General Electric Company (PGE or the Company), a vertically integrated electric utility with corporate headquarters located in Portland, Oregon, is engaged in the generation, purchase, transmission, distribution, and retail sale of electricity.
The Company operates as a cost-based, regulated electric utility with revenue requirements and customer prices determined based upon the forecasted cost to serve retail customers, and a reasonable rate of return as determined by the Public Utility Commission of Oregon. PGE meets its retail load requirement with both Company-owned generation and power purchased in the wholesale market. The Company participates in the wholesale market through the purchase and sale of electricity and natural gas, as well as buying and selling transmission products and services, in an effort to obtain reasonably-priced power to serve its retail customers. In addition, PGE offers wholesale electricity transmission service pursuant to its Open Access Transmission Tariff, which contains rates, terms, and conditions of service, as filed with, and approved by, the Federal Energy Regulatory Commission. PGE, incorporated in 1930, is publicly-owned, with its common stock listed on the New York Stock Exchange under the ticker symbol “POR.” The Company operates as a single business segment, with revenues and costs related to its business activities maintained and analyzed on a total electric operations basis.
PGE’s state-approved service area allocation of approximately 4,000 square miles is located entirely within Oregon and includes 51 incorporated cities, of which Portland and Salem are the largest. The Company estimates that at the end of 2021 its service area population was 1.9 million.
Our principal executive offices are located at 121 SW Salmon Street, Portland, Oregon 97204. Our telephone number is (503) 464-8000. Our website is www.portlandgeneral.com. Information contained on our website does not constitute a part of this prospectus.
The foregoing information about us is only a general summary and is not intended to be comprehensive. For additional information about PGE, you should refer to the information described under the heading “Where You Can Find More Information.”

RISK FACTORS
You should consider the specific risks described in our Annual Report on Form 10-K for the year ended December 31, 2021, (together with any material changes thereto contained in subsequently filed Quarterly reports on Form 10-Q), the risk factors described under the caption “Risk Factors” in any applicable prospectus supplement and any risk factors set forth in our other filings with the SEC, pursuant to Sections 13(a), 14 or 15(d) of the Securities Exchange Act of 1934, before making an investment decision. Each of the risks described in these documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a partial or complete loss of your investment. See “Where You Can Find More Information” in this prospectus. You should also carefully review the cautionary statement in this prospectus referred to above under “Cautionary Note Regarding Forward-Looking Statements.”

USE OF PROCEEDS
Unless otherwise indicated in the applicable prospectus supplement with respect to the proceeds from the sale of the particular securities to which such prospectus supplement relates, we intend to use the net proceeds from the sale of the offered securities for general corporate purposes, including financing capital projects and refinancing existing indebtedness.

DESCRIPTION OF SECURITIES
This prospectus contains a summary of our common stock, debt securities, stock purchase contracts, stock purchase units and first mortgage bonds. These summaries are not meant to be a complete description of each security. The particular terms of any security to be issued pursuant hereto will be set forth in a related prospectus supplement. This prospectus and the accompanying prospectus supplement will contain the material terms and conditions for each security.
DESCRIPTION OF COMMON STOCK
The following description of our common stock is a summary and is subject to our Third Amended and Restated Articles of Incorporation (“Articles of Incorporation”) and our Eleventh Amended and Restated Bylaws (“Bylaws”) and to the applicable provisions of Oregon corporate law. You should refer to our Articles of Incorporation and our Bylaws and to Oregon corporate law for a complete understanding of the terms and rights of our common stock.
General
Our Articles of Incorporation provide that we have authority to issue up to 160,000,000 shares of common stock, no par value. Our common stock is listed and traded on the New York Stock Exchange under the ticker symbol “POR.” The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.
Voting Rights
Except as otherwise provided by law or our Articles of Incorporation, and subject to the rights of holders of any outstanding shares of our preferred stock, all of the voting power of our shareholders is vested in the holders of our common stock, and each holder of common stock has one vote for each share on all matters voted upon by our shareholders. Our Articles of Incorporation do not provide for cumulative voting for the election of directors.
Dividend Rights
Except as otherwise provided by law, regulatory restriction or the Articles of Incorporation, and subject to the rights of holders of any outstanding shares of our preferred stock, holders of our common stock are entitled to receive dividends when and as declared by the Board of Directors out of any funds legally available for the payment of dividends.
Other Rights
Holders of our common stock do not have any preemptive or other rights to subscribe for, purchase or receive any proportionate or other amount of our common stock or any securities of the Company convertible into our common stock upon the issuance of our common stock or any such convertible securities. There are also no redemption or sinking fund provisions applicable to our common stock.
Liquidation Rights
If we were voluntarily or involuntarily liquidated, dissolved or wound up, the holders of our outstanding shares of common stock would be entitled to share in the distribution of all assets remaining after payment of all of our liabilities and after satisfaction of prior distribution rights and payment of any distributions owing to holders of any outstanding shares of our preferred stock.
Liability for Calls and Assessments
The outstanding shares of our common stock are validly issued, fully paid and non-assessable.
Shareholder Action
Except as otherwise required by law, a majority of the shares of our common stock entitled to be voted at a meeting constitutes a quorum for the transaction of business at a meeting. Except as otherwise required by law, each matter, other than the election of directors, is decided by a majority of votes cast. Directors are elected annually by a majority of votes cast by the shares entitled to vote in an election at a meeting at which a quorum is present, except in the case of a contested election. In the case of a contested election, directors are elected by a plurality of votes cast by the shares entitled to vote in an election at a meeting at which a quorum is present. Special meetings of our shareholders may be called by our Chairman of the Board, our Chief Executive Officer, our President or by our Board of Directors.
Except as otherwise provided by law or in our Articles of Incorporation, and subject to restrictions on the taking of shareholder action without a meeting under applicable law or the rules of a national securities association or exchange, action required or permitted by law to be taken at a shareholders’ meeting may be taken without a meeting if the action is taken by shareholders having not less than the minimum number of votes that would be required to take such action at a meeting at which all shareholders entitled to vote on the action were present and voted.
Vacancies and Removal of Directors
Any vacancy, including a vacancy resulting from an increase in the number of directors, occurring on our Board of Directors may be filled by our shareholders, the Board of Directors or the affirmative vote of a majority of the remaining directors if less than a quorum of the Board of Directors or by a sole remaining director. A vacancy that will occur at a specific later date, by reason of a resignation or otherwise, may be filled before the vacancy occurs, and the new director shall take office when the vacancy occurs.
Shareholders may remove one or more directors with or without cause at a meeting called expressly for that purpose. A director may be removed only if the number of votes cast to remove a director exceeds the number cast not to remove the director. If a director is elected by a voting group of shareholders, only those shareholders may participate in the vote to remove the director.
Provisions with Possible Anti-Takeover Effects
An Oregon company may provide in its articles of incorporation or bylaws that certain control share and business combination provisions in the Oregon Business Corporation Act do not apply to its shares. We have not opted out of these provisions.
Oregon Control Share Act. We are subject to Sections 60.801 through 60.816 of the Oregon Business Corporation Act, known as the “Oregon Control Share Act.” The Oregon Control Share Act generally provides that a person who acquires voting stock of an Oregon corporation, in a transaction that results in the acquiror holding more than 20%, 33 1/3% or 50% of the total voting power of the corporation, cannot vote the shares it acquires in the acquisition. An acquiror is broadly defined to include companies or persons acting as a group to acquire the shares of the Oregon corporation. This restriction does not apply if voting rights are given to the control shares by:
•	a majority of the outstanding voting shares, including shares held by the company’s officers and employee directors; and
•	a majority of the outstanding voting shares, excluding the control shares held by the acquiror and shares held by the company’s officers and employee directors.
In order to retain the voting rights attached to acquired shares, this vote would be required when an acquiror’s holdings exceed 20% of the total voting power, and again at the time the acquiror’s holdings exceed 33 1∕3% and 50%, respectively.
The acquiror may, but is not required to, submit to the target company an “acquiring person statement” that includes specific information about the acquiror and its plans for the company. The acquiring person statement may also request that the company call a special meeting of shareholders to determine whether the control shares will be allowed to have voting rights. If the acquiror requests a special meeting and undertakes to pay the target company's expenses of the meeting, the directors of the target company must, within 10 days after receiving the acquiring person statement, call a special meeting for the purpose of considering the voting rights of the control shares. If the acquiror does not request a special meeting of shareholders, the issue of voting rights of control shares will be considered at the next annual or special meeting of shareholders that is held more than 60 days after the date of the acquisition of control shares. If the acquiror’s control shares are allowed to have voting rights and represent a majority or more of all voting power, shareholders who do not vote in favor of voting rights for the control shares will have the right to receive the appraised fair value of their shares, which may not be less than the highest price paid per share by the acquiror for the control shares.

Shares are not deemed to be acquired in a control share acquisition if, among other things, they are acquired from the issuing corporation, or are issued pursuant to a plan of merger or exchange effected in compliance with the Oregon Business Corporation Act and the issuing corporation is a party to the merger or exchange agreement.
Oregon Business Combination Act. We are also subject to Sections 60.825 through 60.845 of the Oregon Business Corporation Act, known as the “Oregon Business Combination Act.” The Oregon Business Combination Act governs business combinations between Oregon corporations and a person or entity that acquires 15% or more of the outstanding voting stock of the corporation, thereby becoming an “interested shareholder.” The Oregon Business Combination Act generally provides that the corporation and the interested shareholder, or any affiliated entity of the interested shareholder, may not engage in business combination transactions for three years following the date the person acquired the shares. Business combination transactions for this purpose include:
•	a merger or plan of exchange;
•
any sale, lease, mortgage or other disposition of the assets of the corporation where the assets have an aggregate market value equal to 10% or more of the aggregate market value of the corporation’s assets or outstanding capital stock; and

•	transactions that result in the issuance or transfer of capital stock of the corporation to the interested shareholder.
These business combination restrictions do not apply if:
•
the board of directors approves the business combination or the transaction that resulted in the shareholder acquiring the shares before the acquiring shareholder acquires 15% or more of the corporation’s voting stock;

•
as a result of the transaction in which the person acquired the shares, the acquiring shareholder became an interested shareholder and owner of at least 85% of the outstanding voting stock of the corporation, disregarding shares owned by employee directors and shares owned by certain employee benefits plans; or

•
the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation at an annual or special meeting of shareholders, disregarding shares owned by the interested shareholder, approve the business combination after the acquiring shareholder acquires 15% or more of the corporation’s voting stock.

DESCRIPTION OF DEBT SECURITIES
We may offer debt securities in one or more series, which may be senior debt securities or subordinated debt securities and which may be convertible into another security.
The following description briefly sets forth certain general terms and provisions of the debt securities other than the first mortgage bonds that we may offer by this prospectus in one or more distinct offerings. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which the following general terms and provisions may apply to the debt securities, will be described in an accompanying prospectus supplement. Unless otherwise specified in an accompanying prospectus supplement, our debt securities will be issued in one or more series under an indenture to be entered into between us and trustee named therein. A form of the indenture is attached as an exhibit to the registration statement of which this prospectus forms a part. The terms of the debt securities will include those set forth in the indenture and those made a part of the indenture by the Trust Indenture Act of 1939 (“TIA”). You should read the summary below, any accompanying prospectus supplement and the provisions of the indenture in their entirety before investing in our debt securities.
The aggregate principal amount of debt securities that may be issued under the indenture is unlimited. The prospectus supplement relating to any series of debt securities that we may offer will contain the specific terms of the debt securities. These terms may include, among others, the following:
•	the title and aggregate principal amount of the debt securities and any limit on the aggregate principal amount of such series;
•	any applicable subordination provisions for any subordinated debt securities;

•	the maturity date(s) or method for determining same;
•	the interest rate(s) or the method for determining same;
•
the dates on which interest will accrue or the method for determining dates on which interest will accrue and dates on which interest will be payable and whether interest will be payable in cash, additional securities or some combination thereof;

•	whether the debt securities are convertible or exchangeable into other securities and any related terms and conditions;
•	redemption or early repayment provisions;
•	authorized denominations;
•	if other than the principal amount, the principal amount of debt securities payable upon acceleration;
•	place(s) where payment of principal and interest may be made, where debt securities may be presented and where notices or demands upon the Company may be made;
•	the form or forms of the debt securities of the series including such legends as may be required by applicable law;
•
whether the debt securities will be issued in whole or in part in the form of one or more global securities and the date as of which the securities are dated if other than the date of original issuance;

•	whether the debt securities are secured and the terms of such security;
•	the amount of discount or premium, if any, with which the debt securities will be issued;
•	any covenants applicable to the particular debt securities being issued;
•	any additions or changes in the defaults and events of default applicable to the particular debt securities being issued;
•	the guarantors of each series, if any, and the extent of the guarantees (including provisions relating to seniority, subordination and release of the guarantees), if any;
•	the currency, currencies or currency units in which the purchase price for, the principal of and any premium and any interest on, the debt securities will be payable;
•	the time period within which, the manner in which and the terms and conditions upon which we or the holders of the debt securities can select the payment currency;
•	our obligation or right to redeem, purchase or repay debt securities under a sinking fund, amortization or analogous provision;
•	any restriction or conditions on the transferability of the debt securities;
•	provisions granting special rights to holders of the debt securities upon occurrence of specified events;
•	additions or changes relating to compensation or reimbursement of the trustee of the series of debt securities;
•
provisions relating to the modification of the indenture both with and without the consent of holders of debt securities issued under the indenture and the execution of supplemental indentures for such series; and

•
any other terms of the debt securities (which terms shall not be inconsistent with the provisions of the TIA, but may modify, amend, supplement or delete any of the terms of the indenture with respect to such series of debt securities).

General
We may sell the debt securities, including original issue discount securities, at par or at a substantial discount below their stated principal amount. Unless we inform you otherwise in a prospectus supplement, we may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series or any other series outstanding at the time of issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of securities under the indenture.
We will describe in an accompanying prospectus supplement any other special considerations for any debt securities we sell that are denominated in a currency or currency unit other than U.S. dollars. In addition, debt securities may be issued where the amount of principal and/or interest payable is determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such securities may receive a principal amount or a payment of interest that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value of the applicable currencies, commodities, equity indices or other factors. Information as to the methods for determining the amount of principal or interest, if any, payable on any date, and the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked will be described in an accompanying prospectus supplement.
United States federal income tax consequences and special considerations, if any, applicable to any such series will be described in an accompanying prospectus supplement.
We expect most debt securities to be issued in fully registered form in denominations of $2,000 and any integral multiple of $1,000 in excess thereof. Subject to the limitations provided in the indenture and in an accompanying prospectus supplement, debt securities that are issued in registered form may be transferred or exchanged at the designated corporate trust office of the trustee, without the payment of any service charge, other than any tax or other governmental charge payable in connection therewith.
Global Securities
Unless we inform you otherwise in an accompanying prospectus supplement, the debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in an accompanying prospectus supplement. Unless and until a global security is exchanged in whole or in part for the individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor.
Governing Law
The indenture and the debt securities shall be construed in accordance with and governed by the laws of the State of New York, except to the extent the Trust Indenture Act of 1939 otherwise applies.
DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS
We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and obligating us to sell to the holders, a specified number of shares of our common stock or our debt securities at a future date or dates, which we refer to in this prospectus as stock purchase contracts. The price of the securities and the number of securities may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts, and may be subject to adjustment under anti-dilution formulas. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and our debt securities or preferred securities or debt obligations of third parties, including U.S. treasury securities, or any combination of the foregoing, securing the holders’ obligations to purchase the securities under the stock purchase contracts, which we refer to herein as stock purchase units. The stock purchase contracts may require holders to secure their obligations under the stock purchase contracts in a specified manner. The stock purchase contracts also may require us to make periodic payments to the holders of the stock purchase contracts or the stock purchase units, as the case may be, or vice versa, and those payments may be unsecured or pre-funded in whole or in part.
The description in an accompanying prospectus supplement of any stock purchase contract or stock purchase unit we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable stock purchase contract or stock purchase unit, which will be filed with the SEC if we offer stock purchase contracts or stock purchase units. For more information on how you can obtain copies of any purchase contract or purchase unit we may offer, see “Where You Can Find More Information.” We urge you to read the applicable purchase contract or applicable purchase unit and any accompanying prospectus supplement in their entirety.

DESCRIPTION OF FIRST MORTGAGE BONDS
We may issue the first mortgage bonds under our Indenture of Mortgage and Deed of Trust dated July 1, 1945, between us and Wells Fargo Bank, National Association as trustee (the “Trustee”), as supplemented and amended. The original mortgage, as so supplemented and amended, is referred to as the “Mortgage.” The first mortgage bonds that we may issue under the Mortgage are referred to as the “bonds.”
The following summary of material provisions of the Mortgage is not complete and may not contain all of the information that is important to you. This summary is subject to, and is qualified in its entirety by reference to, all of the provisions of the Mortgage, including the defined terms contained therein. We have filed the original mortgage and certain of the supplemental indentures amending the mortgage as exhibits to the registration statement of which this prospectus is a part. In addition, prior to issuing bonds, we will file a form of supplemental indenture describing the terms of the new bonds in a post-effective amendment to the registration statement. You should read the Mortgage and any applicable form of new supplemental indenture because those documents, and not this description, will define your rights as a holder of the bonds. The Mortgage has been qualified under the Trust Indenture Act of 1939, and you should also refer to the Trust Indenture Act of 1939 for provisions that apply to the bonds.
Secured Obligations
The bonds, when issued, will be our senior secured obligations and will be secured equally and ratably with all of our other first mortgage bonds now outstanding or hereafter issued under the Mortgage, by a first lien on substantially all of our now owned or hereafter acquired tangible utility property (except cash, securities, accounts receivable, motor vehicles, materials and supplies, fuel, certain minerals and mineral rights, property located outside of the states of Oregon, Washington, California, Arizona, New Mexico, Idaho, Montana, Wyoming, Utah, Nevada and Alaska, and certain other property specified in the Mortgage), subject, however, to certain permitted encumbrances and various exceptions, reservations, limitations, and minor irregularities and deficiencies in title which will not interfere with the proper operation and development of the mortgaged property. We refer to this collateral security as “bondable public utility property.”
The term “permitted encumbrances” means as of any particular time any of the following:
•
liens for taxes, assessments, or governmental charges for the then current year and taxes, assessments, or governmental charges not then delinquent; and liens for taxes, assessments, or governmental charges already delinquent, but whose validity is being contested at the time by us in good faith by appropriate proceedings;

•
liens and charges incidental to construction or current operation which have not at such time been filed or asserted or the payment of which has been adequately secured or which, in the opinion of counsel, are insignificant in amount;

•
liens, securing obligations neither assumed by us nor on account of which we customarily pay interest directly or indirectly, existing, either at July 1, 1945, or as to property thereafter acquired, at the time of acquisition by us, upon real estate or rights in or relating to real estate acquired by us for substation, measuring station, regulating station, or transmission, distribution, or other right-of-way purposes;

•
any right which any municipal or governmental body or agency may have by virtue of any franchise, license, contract, or statute to purchase, or designate a purchaser of, or order the sale of, any of our property upon payment of reasonable compensation therefor or to terminate any franchise, license, or other rights or to regulate our property and business;

•	the lien of judgments covered by insurance or if not so covered, not exceeding at any one time $100,000 in aggregate amount;
•
easements or reservations in respect of any of our property for the purpose of rights-of-way and similar purposes, reservations, restrictions, covenants, party wall agreements, conditions of record, and other encumbrances (other than to secure the payment of money) and minor irregularities or deficiencies in the record evidence of title, which in the opinion of counsel (at the time of the acquisition of the property affected or subsequently) will not interfere with the proper operation and development of the property affected thereby;

•
any lien or encumbrance, moneys sufficient for the discharge of which have been deposited in trust with the Trustee or with the trustee or mortgagee under the instrument evidencing such lien or encumbrance, with irrevocable authority to the Trustee or to such other trustee or mortgagee to apply such moneys to the discharge of such lien or encumbrance to the extent required for such purposes; and

•	the lien reserved for rent and for compliance with the terms of the lease in the case of leasehold estates.
The Mortgage permits the acquisition of property subject to prior liens. However, no property subject to prior liens (other than purchase money liens) may be acquired (i) if at the date the property is acquired, the principal amount of indebtedness secured by prior liens, together with all of our other prior lien indebtedness, is greater than 10% of the aggregate principal amount of debt securities outstanding under the Mortgage, (ii) if at the date the property is acquired, the principal amount of indebtedness secured by prior liens is greater than 60% of the cost of such property to us, or (iii) in certain cases if the property had been used by another entity in a business similar to ours, unless the net earnings of such property meet certain tests.
We have covenanted, among other things,
•	to not issue debt securities under the Mortgage in any manner other than in accordance with the Mortgage;
•	except as permitted by the Mortgage, to keep the Mortgage a first priority lien on the property subject to it;
•	except as permitted by the Mortgage, to not suffer any act or thing whereby all of the properties subject to it might or could be impaired; and
•
in the event that we are no longer required to file reports with the SEC, and so long as the bonds are outstanding, to furnish to the Trustee the financial and other information that would be required to be contained in the reports filed with the SEC on Forms 10-Q, 10-K, and 8-K if we were required to file such reports.

Redemption and Purchase of Bonds
A prospectus supplement will disclose any provisions for the redemption or purchase of any particular series of bonds. Cash deposited under any provision of the Mortgage (with certain exceptions) may be applied to the purchase of the bonds.
Sinking Fund Provisions
We may establish a sinking fund for the benefit of a particular series of bonds. If a sinking fund is established, we will be required to deposit with the Trustee at certain specified times sufficient cash to redeem a percentage of the series or the whole series. The prospectus supplement with respect to that series will state the price or prices at which, and the terms and conditions upon which, the bonds will be redeemed. The prospectus supplement will also set forth the percentage of securities of the series to be redeemed.
Replacement Fund
If the amount of the minimum provision for depreciation upon bondable public utility property (as defined above) exceeds the balance of property additions credits available in any year, we will pay the excess to the Trustee on May 1 of the following year by either payments in cash or by delivery of first mortgage bonds. The balance of property additions available for credit is the net of the aggregate property additions acquired or constructed by us from March 31, 1945, to the end of the calendar year for which the payment is due, less property additions that (i) have been previously made the basis for action or credit under the Mortgage or (ii) have been used as a credit on all previous replacement fund certificates. We may, at our election, credit against any deficiency in the replacement fund amount (i) available retirements of first mortgage bonds, (ii) certain expenditures on bondable public utility property subject to prior lien, and (iii) certain retirements of prior lien indebtedness. If those credits at any time exceed the replacement fund requirement, we may withdraw cash or first mortgage bonds held by the Trustee in the replacement fund. We may also reinstate available retirements of first mortgage bonds that we previously took as credit against any replacement fund requirement. Cash deposited in the replacement fund may, at our option, be applied to the redemption or purchase of bonds or, in certain circumstances, to the redemption or purchase of other first mortgage bonds. The redemptions of the bonds would be at the then applicable regular redemption prices.

Minimum Provision for Depreciation
Under the Mortgage, there is a “minimum provision for depreciation” of bondable public utility property. The aggregate amount of the minimum provision for depreciation of bondable public utility property for any period after March 31, 1945, is $35,023,487.50 plus an amount for each calendar year or fraction of a year after December 31, 1966, equal to the greater of (i) 2% of depreciable bondable public utility property, as shown by our books as of January 1 of that year, as to which we were required to make appropriations to a reserve for depreciation or obsolescence or (ii) the amount we actually appropriated in respect of the depreciable bondable public utility property to a reserve for depreciation or obsolescence, in either case less an amount equal to the aggregate of (a) the amount of any property additions which we made as the basis for a sinking fund credit during the calendar year, and (b) 166 2/3% of the principal amount of any first mortgage bonds of any series which we credited against any sinking fund payment or which we redeemed in anticipation of, or out of moneys paid to the Trustee on account of, any sinking fund payment due during the calendar year. The property additions and first mortgage bonds referred to in (a) and (b) above become disqualified from being made the basis of the authentication and delivery of first mortgage bonds or any other further action or credit under the Mortgage. In addition, the minimum provision for depreciation shall also include (1) the amount of any property additions referred to in (a) above which after December 31, 1966, were made the basis for a sinking fund credit pursuant to the provisions of a sinking fund for first mortgage bonds of any series, and thereafter became “available additions” as a result of the fact that all first mortgage bonds of such series ceased to be outstanding, and (2) 166 2/3% of the principal amount of first mortgage bonds referred to in (b) above, which after December 31, 1966, were credited against any sinking fund payment, or were redeemed in anticipation of, or out of moneys paid to the Trustee on account of, any sinking fund payment for first mortgage bonds of any series, and thereafter became available retirements of first mortgage bonds as a result of the fact that all first mortgage bonds of such series ceased to be outstanding.
Issuance of Additional Bonds
Subject to the issuance restrictions described below, we may issue an unlimited amount of first mortgage bonds under the Mortgage. First mortgage bonds may be issued from time to time on the basis of, and in an aggregate principal amount not exceeding, the following: (i) 60% of the amount of available additions; (ii) an amount of cash deposited with the Trustee; and/or (iii) the aggregate principal amount of available retirements of first mortgage bonds.
With certain exceptions in the case of (iii) above, the issuance of first mortgage bonds is subject to the amount of net earnings available for interest for 12 consecutive months within the preceding 15 months being at least twice the annual interest requirements on all first mortgage bonds to be outstanding and all prior lien indebtedness. Cash deposited with the Trustee pursuant to (ii) above may be (a) withdrawn in an amount equal to 60% of available additions, (b) withdrawn in an amount equal to the aggregate principal amount of available retirements of first mortgage bonds, or (c) applied to the purchase or redemption of first mortgage bonds.
Available additions are determined, at any time, by deducting from the aggregate amount of property additions since March 31, 1945, (i) the greater of the aggregate amount of retirements of bondable public utility property not subject to a prior lien, or the aggregate amount of the minimum provision for depreciation upon bondable public utility property not subject to a prior lien since March 31, 1945, and (ii) the aggregate amount of available additions theretofore made the basis for action or credit under the Mortgage. Property additions taken as a credit against the replacement fund requirement are not deemed to be “made the basis for action or credit.”
Dividend Restrictions
So long as any of the bonds, or any of the first mortgage bonds authenticated under the Mortgage are outstanding, we will be subject to the following restrictions:
•	we may not pay or declare dividends (other than stock dividends) or other distributions on our common stock, and
•	we may not purchase any shares of our capital stock (other than in exchange for or from the proceeds of other shares of our capital stock), in either case if the aggregate amount distributed or expended after December 31, 1944, would exceed the aggregate amount of our net income, as adjusted, available for dividends on our common stock accumulated after December 31, 1944.

Release and Substitution of Property
Property subject to the lien of the Mortgage may (subject to certain exceptions and limitations) be released only upon the substitution of cash, purchase money obligations, or certain other property or upon the basis of available additions or available retirements of bonds.
Subject to the terms and conditions contained in the Mortgage, we:
•
may, at any time, without the consent of the Trustee, sell, exchange, or otherwise dispose of, free from the lien of the Mortgage, any property subject to the lien of the Mortgage, which has become worn out, unserviceable, undesirable, or unnecessary for use in the conduct of our business; upon replacing or modifying such property, such replacement or modified property shall without further action become subject to the lien of the Mortgage;

•
may, at any time, sell, exchange, or dispose of any property (except cash, securities, or other personal property pledged or deposited with or required to be pledged or deposited with the Trustee), and the Trustee shall release such property from the operation and lien of the Mortgage upon receipt by the Trustee of certain documents and, subject to certain exceptions, cash in an amount equal to the fair value of such property;

•
shall, in the event any property is taken by the exercise of the power of eminent domain or otherwise purchased or ordered to be sold by any governmental body, deposit with the Trustee the award for or proceeds of any property so taken, purchased or sold, and such property shall be released from the lien of the Mortgage;

•
may, at any time, without the consent of the Trustee, sell, exchange, or otherwise dispose of any property (except cash, securities, or other personal property pledged or deposited with or required to be pledged or deposited with the Trustee) subject to the lien of the Mortgage which is no longer used or useful in the conduct of our business, provided the fair values of the property so sold, exchanged, or otherwise disposed of in any one calendar year shall not exceed $50,000 and cash in an amount equal to the fair value of the property is deposited with the Trustee; and

•
may, in lieu of depositing cash with the Trustee as required above, deliver to the Trustee purchase money obligations secured by a mortgage on the property to be released or disposed of, a certificate of the Trustee or other holder of a prior lien on any part of the property to be released stating that a specified amount of cash or purchase money obligations have been deposited with such Trustee or other holder, or certain other certificates from us.

Subject to certain conditions specified in the Mortgage, moneys deposited with the Trustee may be:
•	withdrawn by us to the extent of available additions and available first mortgage bond retirements;
•	withdrawn by us in amount equal to the lower of cost or fair value of property additions acquired or constructed by us; and
•	used to purchase or redeem first mortgage bonds of any series.
Notwithstanding the foregoing, proceeds received by the Trustee from a sale or disposition of substantially all of our electric properties at Portland, Oregon, may be applied only to the retirement of first mortgage bonds outstanding under the Mortgage.
Modification of the Mortgage
Under the Mortgage, our rights and obligations and the rights of the holders of the bonds may be modified with the consent of the holders of 75% in aggregate principal amount of the outstanding first mortgage bonds, including the consent of holders of 60% in aggregate principal amount of the first mortgage bonds of each series affected by the modification. No modification of the principal or interest payment terms, no modification permitting the creation of any lien not otherwise permitted under the Mortgage, and no modification reducing the percentage required for modifications, will be effective without the consent of the holders of all first mortgage bonds then outstanding. The Mortgage may also be modified in various other respects not inconsistent with the Mortgage and which do not adversely affect the interests of the holders of bonds.

Consolidation, Merger, and Conveyance of Assets
The terms of the Mortgage do not preclude us from merging or consolidating with, or from transferring all of the trust estate substantially as an entirety to, a corporation lawfully entitled to acquire and operate our utility assets (a “successor corporation”), provided that the lien and security of the Mortgage and the rights and powers of the Trustee and the holders of the bonds continue unimpaired. Any such merger, consolidation, or transfer, if it involves a successor corporation owning property subject to existing liens, must comply with the requirements of the Mortgage relating to the acquisition of property subject to a prior lien, which requirements are described in the third paragraph under “Secured Obligations” above. At or before the time of any such merger, consolidation, or transfer permitted by the Mortgage, the successor corporation must execute and record a supplemental indenture with the Trustee pursuant to which the successor corporation assumes all of our obligations under the Mortgage and agrees to pay the bonds in accordance with their terms. Thereafter, the successor corporation will have the right to issue additional first mortgage bonds under the Mortgage in accordance with its terms, and all such first mortgage bonds shall have the same legal rank and security as the bonds and the other first mortgage bonds issued under the Mortgage. Property acquired by the successor corporation after a merger, consolidation, or transfer described above shall not be subject to the lien of the Mortgage unless expressly made a part of the trust estate pursuant to a supplemental indenture.
The Mortgage does not contain any provisions that afford holders of bonds special protection in the event that we consummate a highly leveraged transaction; however, the bonds would continue to be entitled to the benefit of a first priority lien on the property subject to the Mortgage (other than property acquired by us subject to a prior lien) as described above.
Defaults and Notice
Each of the following will constitute a default:
•	failure to pay the principal when due;
•	failure to pay interest for 60 days after it is due;
•	failure to deposit any sinking or replacement fund payment for 60 days after it is due;
•	certain events in bankruptcy, insolvency, or reorganization of us; and
•	failure to perform any other covenant in the Mortgage that continues for 60 days after being given written notice, including the failure to pay any of our other indebtedness.
The Trustee may withhold notice to the holders of first mortgage bonds of any default (except in payment of principal, interest, or any sinking or purchase fund installment) if it in good faith determines that withholding notice is in the interest of the holders of the first mortgage bonds issued under the Mortgage.
If an event of default occurs and continues, the Trustee or the holders of at least 25% in aggregate principal amount of the first mortgage bonds may declare the entire principal and accrued interest due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the first mortgage bonds can annul the declaration and its consequences.
No holder of first mortgage bonds may enforce the lien of the Mortgage, unless (i) it has given the Trustee written notice of default, (ii) the holders of 25% of the first mortgage bonds have requested the Trustee to act and have offered the Trustee reasonable indemnity, and (iii) the Trustee has failed to act within 60 days. The holders of a majority in principal amount of the first mortgage bonds may direct the time, method, and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee.
Evidence to be Furnished to the Trustee
Compliance with Mortgage provisions is evidenced by the written statements of our officers or persons we selected and paid. In certain cases, opinions of counsel and certificates of an engineer, accountant, appraiser, or other expert (who in some instances must be independent) must be furnished. Various certificates and other papers are required to be filed annually and upon the occurrence of certain events, including an annual certificate with respect to compliance with the terms of the Mortgage and the absence of defaults.

Interest and Payment
The prospectus supplement will set forth:
•	the interest rate or rates or the method of determination of the interest rate or rates of the bonds;
•	the date or dates on which the interest is payable; and
•	the office or agency in the Borough of Manhattan, City and State of New York at which interest will be payable.
Concerning the Trustee
Wells Fargo Bank, National Association is the Trustee under the Mortgage. We maintain ordinary banking relationships and credit facilities with Wells Fargo Bank, National Association. The holders of a majority in principal amount of the outstanding first mortgage bonds issued under the Mortgage may direct the time, method, and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Mortgage provides that if default occurs (and it is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person’s own affairs. Subject to these provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Mortgage at the request of any holder of securities issued under the Mortgage, unless that holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability, or expense, and then only to the extent required by the terms of the Mortgage. The Trustee may resign from its duties with respect to the Mortgage at any time or may be removed by us. If the Trustee resigns, is removed, or becomes incapable of acting as Trustee or a vacancy occurs in the office of the Trustee for any reason, a successor Trustee shall be appointed in accordance with the provisions of the Mortgage.
Governing Law
The Mortgage provides that it and any bonds issued thereunder are governed by, and construed in accordance with, the laws of the state of New York, except to the extent the Trust Indenture Act of 1939 otherwise applies.

PLAN OF DISTRIBUTION
We may sell the offered securities from time to time:
•	through underwriters or dealers;
•	through agents;
•	directly to one or more purchasers; or
•	through a combination of any of these methods of sale.
The Company may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the Company or borrowed from the Company or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the Company in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).
We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation in the applicable prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from the SEC's website at www.sec.gov. Information about us, including our SEC filings, is also available through our website at www.portlandgeneral.com. However, information on our website is not incorporated into this prospectus or our other SEC filings and is not a part of this prospectus or those filings.
This prospectus is part of a registration statement filed by us with the SEC. The exhibits to our registration statement contain the full text of certain contracts and other important documents we have summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase the securities we may offer, you should review the full text of these documents. The registration statement and the exhibits can be obtained from the SEC as indicated above, or from us.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another filed document. Any information referred to in this way is considered part of this prospectus, except for any information that is modified or superseded by information contained in this prospectus or any other subsequently filed document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the securities by means of this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus. Accordingly, we incorporate by reference the following documents or information filed with the SEC:
•
Those portions of our Definitive Proxy Statement on Schedule 14A, which we filed with the SEC on March 8, 2022 and March 16, 2022 that are incorporated by reference into Part III of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021;

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which we filed with the SEC on February 17, 2022;
•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022 and June 30, 2022, which we filed with the SEC on April 28, 2022 and July 28, 2022, respectively;
•	Current Reports on Form 8-K, which we filed with the SEC on January 18, 2022 and May 11, 2022; and
•
The description of our common stock contained in Item 1 of our Form 8-A filed with the SEC on March 31, 2006 pursuant to Section 12(b) of the Securities Exchange Act of 1934, including any amendment filed for the purpose of updating such description.

We also incorporate by reference all documents we may subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing date of the registration statement of which this prospectus is a part and prior to the termination of the offering (other than documents or information deemed to have been furnished and not filed in accordance with SEC rules). The most recent information that we file with the SEC automatically updates and supersedes older information. The information contained in any such filing will be deemed to be a part of this prospectus, commencing on the date on which the document is filed.
We will provide to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, without charge, upon the written or oral request of such person, a copy of any or all of the documents which are incorporated by reference into this prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates. You should direct requests for such copies to:
Portland General Electric Company
121 SW Salmon Street
Portland, Oregon 97204
Attention: Jardon Jaramillo, Senior Director, Investor Relations & Risk Management
Telephone: (503) 464-7458

LEGAL MATTERS
Unless otherwise specified in a prospectus supplement accompanying this prospectus, Angelica Espinosa, our General Counsel, and Skadden, Arps, Slate, Meagher & Flom LLP, will pass upon certain legal matters for us in connection with the securities offered by this prospectus. As of August 1, 2022, Angelica Espinosa beneficially owned no shares of our common stock.
EXPERTS
The financial statements of the Company incorporated by reference in this Prospectus, and the effectiveness of the Company's internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm, given their authority as experts in accounting and auditing.

10,100,000 Shares of
Common Stock
PROSPECTUS SUPPLEMENT
Book-Running Managers
Barclays	J.P. Morgan
BofA Securities	Wells Fargo Securities
Co-Managers
Guggenheim Securities	Siebert Williams Shank
October 25, 2022